MASTER FORMATION AND EQUITY INTEREST PURCHASE AGREEMENT

by and among

SEMPRA ENERGY,

SEMPRA GLOBAL,

SEMPRA ENERGY TRADING INTERNATIONAL, B.V.,

and

THE ROYAL BANK OF SCOTLAND PLC

Dated as of July 9, 2007

Table of Contents

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF RBS

ARTICLE V.
CONDITIONS PRECEDENT TO RBS' OBLIGATION TO CLOSE

ARTICLE VI.
CONDITIONS PRECEDENT TO SEMPRA ENERGY'S OBLIGATION TO CLOSE

ARTICLE VII.
ADDITIONAL COVENANTS

ARTICLE VIII.
TERMINATION

ARTICLE IX.
INDEMNIFICATION

ARTICLE X.
GENERAL PROVISIONS

Exhibits

Exhibit A – Form of LLP Agreement
Exhibit B – Example of EITF 02-3 Calculation
Exhibit C – Form of RBS Indemnity of Sempra Parties for Guarantees of SET Business
Exhibit D – Form of Commodities Trading Activities Master Agreement

Schedules

Schedule 1 – SET Companies
Schedule 2.2(a) – Transferred Companies
Schedule 2.7 – Specific Reserves
Schedule 3.2(b) – Sempra Energy Required Consents
Schedule 3.2(c) – Sempra Energy Required Governmental Approvals
Schedule 3.4(a) – Transferred Company Interests
Schedule 3.5 – SET Material Adverse Changes
Schedule 3.6(a)(i) – SET Company Employee Benefit Plans
Schedule 3.6(a)(ii) – SET Company Plans
Schedule 3.6(b) – Bonus and Retention Commitments
Schedule 3.6(c)(ii) – Nonqualified SET Company Plans
Schedule 3.6(c)(vi) – Liabilities in Respect of Certain Benefits
Schedule 3.6(e) – Actions Relating to Sempra Plans
Schedule 3.6(f) – Sempra Plans and Effect of This Agreement
Schedule 3.6(g) – Sempra Plans and Section 280G of the Code
Schedule 3.7(a) – SET Company Compliance with Legal Requirements
Schedule 3.7(b) – Governmental Notices
Schedule 3.7(c) – SET Company Governmental Authorizations
Schedule 3.8(a) – Legal Proceedings
Schedule 3.8(b) – Orders
Schedule 3.9(a) – SET Business Contracts
Schedule 3.9(b) – Defaults and Validity of SET Business Contracts
Schedule 3.9(c) – Renegotiations of SET Business Material Contracts
Schedule 3.10(a) – Insurance Policies
Schedule 3.10(b) – Disputed Insurance Claims
Schedule 3.11(a) – Employees
Schedule 3.11(b) – Collective Bargaining Agreements and Compliance, Claims and
        Controversies
Schedule 3.12(b) – Infringement of Third Party Intellectual Property by Sempra Energy
Schedule 3.12(c) – Infringement of SET Intellectual Property by Third Parties
Schedule 3.13(a) – Taxes
Schedule 3.13(d) – Ongoing Audits
Schedule 3.15 – Environmental Matters
Schedule 3.16(a) – Financial Statements
Schedule 3.16(c)(i) – Compensation Changes
Schedule 3.17 – Affiliate Agreements
Schedule 3.18 - Credit Support Agreements

MASTER FORMATION AND EQUITY INTEREST PURCHASE AGREEMENT

This **Master Formation and Equity Interest Purchase Agreement**, dated as of July 9, 2007, is entered into by and among Sempra Energy, a California corporation ("Sempra Energy"), Sempra Global, a California corporation and a wholly-owned subsidiary of Sempra Energy ("Sempra Global"), Sempra Energy Trading International, B.V., a company formed under the laws of the Netherlands ("SETI" and, together with Sempra Global, the "Sempra Partners", and the Sempra Partners, together with Sempra Energy, the "Sempra Parties") and The Royal Bank of Scotland plc ("RBS"), a public limited company incorporated in Scotland. The Sempra Parties and RBS may be referred to herein individually as a "Party" and collectively as the "Parties".

RECITALS

WHEREAS, the entities listed on Schedule 1 (the "SET Companies") are direct or indirect Subsidiaries of Sempra Energy and are engaged in an international energy, metals and other commodities trading and marketing business (such business, considered as a whole and as so engaged in by the SET Companies, being the "SET Business");

WHEREAS, the Parties wish to form RBS Sempra Commodities LLP (the "Partnership"), which will be a limited liability partnership constituted under the Limited Liability Partnership Act 2000 of the United Kingdom and the regulations made thereunder and which will be governed by the Limited Liability Partnership Agreement of the Partnership, to be dated as of the Closing Date, as attached hereto as Exhibit A (the "LLP Agreement");

WHEREAS, the Sempra Partners wish to sell the SET Business to the Partnership on the terms set forth in this Agreement;

NOW, THEREFORE, the Parties, in consideration of the mutual promises and intending to be legally bound, agree as follows:

ARTICLE I.
DEFINITIONS AND USAGE

Section 1.1. Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

"AAA" – as defined in Section 10.5(a).

"AAA Rules" – as defined in Section 10.5(a).

"Accounting Dispute Notice" – as defined in Section 2.6(c).

"Accounting Expert" – as defined in Section 2.6(c).

"Accrued Compensation" – the aggregate compensation of all SET Company Employees, including, without limitation, base pay, bonus and commission accrued as of the Closing Date (whether or not then payable and whether or not required to be accrued in accordance with GAAP), but excluding termination payments under the Operating Agreement and after giving affect to the adjustments described in paragraphs (a) and (b) of the definition of Agreed Adjustments.

"Affiliate Agreements" – as defined in Section 3.17.

"Agreed Adjustments" – the following balance sheet adjustments: first, (a) all adjustments necessary to make the Closing Balance Sheet reflect the requirements of International Financial Reporting Standards, second (b) without duplication, the reversal of the effects of EITF 02-3, and (c) the addition of $350,000,000.

"Agreement" – this Master Formation and Equity Interest Purchase Agreement, as the same may be amended, restated, modified or supplemented from time to time in accordance with its terms, and the Exhibits and Schedules hereto and thereto.

"Allocation Dispute Notice" – as defined in Section 10.3(f)(iii).

"Allocation Notice of Objection" – as defined in Section 10.3(f)(ii).

"Arbitration Demand" – as defined in Section 10.5(a).

"Audited Financial Statements" – as defined in Section 3.16(a).

"Business Day" – a day other than Saturday, Sunday and any day on which banks located in the State of New York or in London are authorized or obligated to close.

"California Litigation" – the litigation set forth on Schedule 9.2(c) (the "Scheduled California Litigation"), any successor Proceeding, or any other Proceeding to the extent arising from conduct that is the same or similar to the conduct alleged as of the date hereof in the Scheduled California Litigation during the time period from May 2000 to June 2001 and within the same region as that alleged as of the date hereof in the Scheduled California Litigation.

"Cash" – all cash and cash equivalents computed in accordance with GAAP.

"Closing" – as defined in Section 2.4.

"Closing Balance Sheet" – a consolidated and combined balance sheet of the SET Companies as of the Closing Date estimated based on the balance sheets of the SET Companies as of the last day of the most recently completed month and other available data regarding the then current month and prepared by Sempra Energy in accordance with GAAP and on a basis consistent with the GAAP conventions used for the preparation of the Reference Balance Sheet, except that the Agreed Adjustments shall be made thereon and the estimated Accrued Compensation as of the Closing Date shall be reflected thereon.

"Closing Book Value" – the consolidated and combined stockholders' equity of the SET Companies on the Closing Date as shown on the Closing Balance Sheet.

"Closing Date" – as defined in Section 2.4.

"Code" – the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

"Commodity" – the meaning assigned to such term in the United States Commodity Exchange Act as in effect on the date of this Agreement.

"Commodity Transactions" – (i) spot, forward, futures, option, deposit, consignment, loan, lease, swap, exchange, sale, purchase and repurchase (including reverse repurchase and prepaid forward transactions) transactions, hedge transactions, allocated transactions, unallocated transactions, forward rate agreements, cap agreements, floor agreements, collar agreements, or any combination thereof or option or derivative thereon or similar transaction, in any case involving any Commodity or indices on, or comprised of, any Commodity; (ii) dealing, market-making, clearing, brokering, trading, marketing, buying, selling or distributing Commodities or transactions of the type described in clause (i) of this definition; and (iii) refining, processing, blending, tolling, otherwise altering, producing, marketing, distributing (at wholesale and retail), storing, shipping, transporting and generating Commodities through agreements with third parties

"Company Employees" – as defined in Section 3.6(a).

"Company Plans" – as defined in Section 7.6(d).

"Consent" – any approval, consent, ratification, waiver or other authorization.

"Contemplated Transactions" – all of the transactions expected to be consummated under Article II of this Agreement.

"Continuation Period" – as defined in Section 7.6(e).

"Contract" – any contract, Lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other commitment, undertaking or agreement (whether written or oral) that is legally binding.

"De Minimis Damages" – any single claim for Out of Pocket and Tax Damages in an amount that is equal to or less than $1,000,000.

"Determination Date" – as defined in Section 2.4.

"Disclosure Letter" – as defined in the introductory paragraph to Article III.

"Dispute Notice" – as defined in Section 10.5(a).

"EFS Investigation" – the Proceeding described on Schedule 9.2(e) (the "Scheduled EFS Investigation"), any successor Proceeding, or any other Proceeding to the extent arising from conduct that is the same or similar to the conduct alleged as of the date hereof in the Scheduled EFS Investigation during the same time period as that alleged as of the date hereof in the Scheduled EFS Investigation.

"EITF 02-3" – the effects as at the end of the day immediately preceding the Closing consistent with historical accounting practice of the SET Companies as reflected on the Sempra Commodities Net Income and GAAP Adjustments schedule (an example of which is on Exhibit B).

"Encumbrance" – any lien, option, pledge, assessment, Lease, adverse claim, levy, charge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, conditional sale Contract, right of first refusal or similar restriction or Contract to give any of the foregoing.

"Environmental Laws" – Legal Requirements relating to contamination, pollution or the protection of human health (as it relates to exposure to any hazardous material or substance), natural resources or the environment.

"Environmental Permits" – as defined in Section 3.15(a).

"Equity Commitment" – (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person's Governing Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

"Equity Interest" – (a) with respect to a corporation, any and all shares of capital stock; (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests; and (c) any other direct or indirect equity ownership, participation or voting right or interest in a Person (including any Contract in the nature of a voting trust or similar agreement or understanding or indebtedness having general voting rights); provided that with respect to periods prior to the Closing in no event shall any rights under the Operating Agreement be deemed an Equity Interest for purposes of this Agreement.

"ERISA" – the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" – any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

"Excess Reserve Amount" – as defined in Section 2.7.

"Exchange Act" – the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

"FERC" – the United States Federal Energy Regulatory Commission.

"Final Allocation Schedule" – as defined in Section 10.3(f)(ii).

"Final Balance Sheet" – as defined in Section 2.6(b)

"Final Book Value" – as defined in Section 2.6(b).

"Financial Assurances" – as defined in Section 3.18.

"Financial Statements" – as defined in Section 3.16(a).

"FCPA" – the Foreign Corrupt Practices Act of 1977, 15 U.S.C. Sections 78a, 78m(b), 78dd-1, 78dd-2 and 78ff, as amended.

"Formation" – as defined in Section 2.4.

"GAAP" – U.S. generally accepted accounting principles in effect from time to time, applied on a basis consistent with the SET Companies' historic accounting principles and practices.

"Governing Documents" – with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and limited liability company agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders' agreements, voting agreements, voting trust agreements or other similar agreements or documents relating to the organization, management or operation of such entity; and (g) any amendment or supplement to any of the foregoing.

"Governmental Authorization" – any Consent, license, qualification, certificate, franchise, confirmation, registration, clearance, Order or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" – any international, federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

"Hazardous Materials" – all hazardous, dangerous or toxic materials or substances, including natural gas, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, mold, polychlorinated biphenyls, radiation, lead-containing paint and any other material that is regulated pursuant to any Environmental Laws or that could reasonably be expected to result in Liability under any Environmental Laws.

"IBA Rules" – as defined in Section 10.5(g).

"IFRS" – the International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union, and applied on a consistent basis.

"Inactive Employees" – as defined in Section 7.6(a)(ii).

"Indebtedness" – with respect to any Person, any obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than payables or accruals incurred in the Ordinary Course of Business, including in connection with any trades, hedges or other transactions entered into in connection with the SET Companies' trading activities), (d) under capital leases and (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person (but does not include any Cash collateral or any obligation under any credit support agreement to return any posted collateral (including Cash collateral) in each case relating to the Trading Agreements).

"Indemnified Person" – as defined in Section 9.3.

"Indemnifying Person" – as defined in Section 9.5(a).

"Intellectual Property Licenses" – the agreements with respect to the licensing of certain trade names, trademarks and co-branded marks and related matters to be entered into on the Closing Date between (i) RBS and the Partnership and (ii) Sempra Energy and the Partnership.

"Intercompany Debt" – Any indebtedness for borrowed money or for the deferred purchase price of goods or services or other payables owed (whether or not due) by any SET Company, on one hand, to Sempra Energy, its Subsidiaries or affiliates (other than any SET Company), on the other hand.

"Knowledge" – in the case of Sempra Energy, the actual knowledge of one or more of its (i) Controller, (ii) Treasurer, (iii) Vice President; Energy Risk Management, (iv) President and Chief Operating Officer and (v) Chief Financial Officer, or the knowledge that such persons have after a reasonable inquiry of persons within Sempra Energy and its Subsidiaries and the SET Companies reasonably likely to know the applicable information. Sempra Energy represents and warrants for purposes of the applicable portions of Article III that the above persons have completed such reasonable inquiry as of the date of this Agreement as appropriate in connection with giving the representations and warranties in the applicable portions of Article III.

"Lease" – any lease or rental agreement pertaining to the occupancy of any real property or any lease or rental agreement, license, Contract, right to use or installment and conditional sale agreement pertaining to the leasing or use of any Tangible Personal Property.

"Legal Requirement" – any laws, statutes, treaties, rules, regulations, ordinances, judgments, decrees, principles of common law, codes, orders and other pronouncements having the effect of law of any Governmental Bodies, including all Governmental Authorizations.

"Liability" – with respect to any Person, any Indebtedness, liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by GAAP to be accrued on the financial statements of such Person.

"LLP Agreement" – as defined in the Recitals.

"Loans" – as defined in Section 7.6(g)(iii).

"Market Behavior Litigation" – other than the California Litigation, any Proceeding (whether known or unknown, whether or not disclosed in accordance with this Agreement, and whether or not commenced before or after the date of this Agreement) brought against any SET Company, RBS, or any of their Subsidiaries by or before a Governmental Body (excluding a federal or state court, except in connection with the appeal of any Proceeding commenced before a Governmental Body that is not a federal or state court) to the extent arising out of market manipulation, price fixing, false or improper price reporting or any other substantially similar conduct prior to the Closing Date by any SET Company or Sempra Energy or its Subsidiaries including, without limitation, the matters set forth on Schedule 9.2(d).

"Material Consents" – such of the Sempra Energy Required Consents and the RBS Required Consents the failure of which to be obtained would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, results of operations, or financial condition of the SET Businesses taken as an entirety or on any one of the SET Core Businesses.

"Material Governmental Approvals" – the approval of (i) the Federal Reserve Board, (ii) the FERC, (iii) the United Kingdom Financial Services Authority, (iv) the London Metal Exchange, (v) LCH Clearnet Limited, and, if required, (vi) the Commission of the European Communities or, if (vi) is not required, then (vii) (a) the United Kingdom Office of Fair Trading and (b) of any other member state of the European Union, and in any case (regardless of whether the approval in clause (vi) is required), Japan and Switzerland (in each case if necessary), where the failure to obtain such approval would constitute more than an immaterial violation of a Legal

Requirement relating to competition or merger control and where the parties have been unable to implement alternative arrangements pursuant to Section 7.8(b).

"Net Trading Revenue" – for any period, the total realized gains, unrealized mark-to-market gains and fee and interest income generated by trading activities, net of interest expense and transaction fees and expenses for such period in accordance with IFRS.

"OA Termination Agreement" – as defined in Section 5.9.

"Offtake Agreement" - Third Amended and Restated Copper Concentrate Offtake Agreement, dated January 24, 2007, between Sempra Metals Concentrates Corp. and Tritton Resources Limited.

"Operating Agreement" – the Operating Agreement, dated August 6, 1997, among Steven J. Prince, David A. Messer, Todd Esse, Frank Gallipoli, Enova Corporation, Pacific Enterprises, Sempra Energy Trading Corporation (f/k/a AIG Trading Corporation), Sempra Energy (f/k/a Mineral Energy Company) and Wine Acquisition Inc.

"Order" – any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator (in each case whether preliminary or final).

"Ordinary Course of Business" – the ordinary course of business of a Person; provided that an action taken by a Person will be deemed to have been taken in the ordinary course of business only if that action is substantially consistent with the past practices of such Person.

"Out of Pocket and Tax Damages" – any and all (i) out-of-pocket cash expenditures after Closing actually made by any Indemnified Person, the Partnership or any of the SET Companies (without duplication of any capital contribution or loan by a Partner to the Partnership made in respect of any such out-of-pocket cash expenditures by the Partnership but excluding any other capital contribution or loan by a Partner to the Partnership) in respect of any loss, liability, claim, obligation, penalty, action, judgment, suit, proceeding, damage, together with all reasonably incurred cash disbursements, costs, expenses (including costs of investigation and defense and appeal and reasonable attorneys' fees and expenses) or Taxes of any kind or nature whatsoever, whether or not involving a Third-Party Claim and, for the avoidance of doubt and without limitation on the rights of any Indemnified Persons of the Partnership and its Subsidiaries to make a claim in respect of any out of pocket cash expenditures after Closing, shall not include any diminution of value of any asset and (ii) with respect to indemnification for Taxes (including any representation or warranty with respect to Taxes), without limitation or duplication, the loss of or reduction in the amount of any relief, loss, allowance, exemption, credit, deduction or set off in respect of or from such Taxes (a "Relief") of or available to any of the Indemnified Persons, the Partnership or the SET Companies, in each case, netting such cash expenditures or loss of or reduction in the amount of any Relief against any Relief which becomes available as a direct result of such cash expenditure or loss or reduction in the amount of Relief; provided that in the case of the SET Companies or the Partnership, a Relief shall only include a Relief which was either treated as an asset in the Closing Balance Sheet or arose or accrued to the SET Companies on or after Closing.

"Parent Plans" – as defined in Section 7.6(d).

"Partners" – the Sempra Partners and RBS, together.

"Partnership" – as defined in the Recitals.

"Party" – as defined in the preamble.

"Permissible Trading Activities" – the conduct of any aspect of the commodities-related trading businesses comprising part of the SET Business in accordance with past practices.

"Permitted Encumbrance" – (a) any Encumbrance for Taxes, assessments, government charges or levies not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP and reflected on the Financial Statements, (b) any statutory Encumbrance arising in the Ordinary Course of Business by operation of Legal Requirements with respect to a Liability that is not yet due or delinquent or that is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP and reflected on the Financial Statements, (c) Encumbrances of vendors, suppliers, carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course of Business that are not material in nature, (d) pledges or deposits to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations, (e) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on titles to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes, and (f) Encumbrances incurred in the Ordinary Course of Business to secure Indebtedness of any SET Company or any SET Company obligations under Trading Agreements incurred in the Ordinary Course of Business.

"Person" – any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, union, proprietorship, Governmental Body or other entity, association or organization of any nature, however and wherever organized or constituted.

"Physical Energy Infrastructure Assets" – physical assets used for the generation, production, transmission, storage, refining, distribution or similar or related handling or processing of electricity, oil, coal, natural gas or other energy related products or commodities, including power plants, electric and gas distribution or transmission facilities, pipelines, storage fields, gas gathering and processing facilities, exploration and production equipment, liquefied natural gas liquefaction and regasification terminals and liquefied natural gas ships and tankers.

"Policies" – as defined in Section 3.10(a).

"Pre-Closing Tax Period" – as defined in Section 9.2(j).

"Proceeding" – any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Body or arbitrator.

"Proposed Allocation Schedule" – as defined in Section 10.3(f)(ii).

"Proposed Final Balance Sheet" – as defined in Section 2.6(a).

"Proposed Final Book Value" – as defined in Section 2.6(a).

"Qualifying Subsidiary" – a Person that is a wholly-owned Subsidiary of Sempra Energy other than the SET Companies and is an entity organized under the laws of (i) the United States, any state thereof or the District of Columbia if such Person would become a member of the Partnership in place of Sempra Global or (ii) the Netherlands, or such other country as to which RBS has given its consent, if such Person would become a member of the Partnership in place of SETI, provided that, in either case, the substitution of such Subsidiary for Sempra Global or SETI, as the case may be, would not have an adverse Tax effect on the Partnership or RBS.

"RBS" – as defined in the preamble.

"RBS Governmental Licenses" – as defined in Section 7.4(a).

"RBS Material Adverse Effect" – (a) any event, change, circumstance or occurrence that, individually or together with any other event, change, circumstance or occurrence, has had or could reasonably be expected to have a material adverse effect on the ability of RBS or the Partnership, as applicable, to perform its obligations under this Agreement or the Related Agreements or to consummate the transactions contemplated hereby or thereby (without duplication of the events covered by clause (b) below); or (b) as of the Closing Date, RBS' senior unsecured long-term indebtedness (i) ceases to be rated at least "A" by Standard & Poor's and Fitch, and at least "A1" by Moody's Investor Service, Inc., or (ii) is rated "A" by either Standard & Poor's or Fitch, or rated "A1" by Moody's Investor Service, Inc. and is currently subject to "negative outlook" or is on credit watch by the applicable rating agency rating such long-term indebtedness at the level specified above in this subsection (ii).

"RBS Required Consents" – as defined in Section 4.2(b).

"RBS Welfare Plans" – as defined in Section 7.6(f).

"Reference Balance Sheet" – the consolidated and combined balance sheet of the SET Companies as of December 31, 2006, prepared in accordance with GAAP as of the date of such balance sheet showing the assets, liabilities and stockholders' equity of the SET Companies as of such date, including the components thereof.

"Related Agreements" – the LLP Agreement, the Commodities Trading Activities Master Agreement, the Transition Services Agreement and the Intellectual Property Licenses.

"Representative" – with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

"Schedule" – each schedule provided by Sempra Energy or RBS, as applicable, in accordance with this Agreement.

"Scheduled Matters" – the Proceedings set forth on Schedule 9.2(g) and any successor Proceeding.

"Section 9.2 Indemnified Persons" – as defined in Section 9.2.

"Section 9.3 Indemnified Persons" – as defined in Section 9.3.

"Securities Act" – the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

"Sempra 401(k) Plan" – as defined in Section 7.6(g)(i).

"Sempra Energy" – as defined in the preamble.

"Sempra Energy Notice of Objection" – as defined in Section 2.6(b).

"Sempra Energy Required Consents" – as defined in Section 3.2(b).

"Sempra Foreign Plan" – as defined in Section 3.6(a).

"Sempra Global" – as defined in the preamble.

"Sempra Lender" – as defined in Section 2.3.

"Sempra Parties" – as defined in the preamble.

"Sempra Partners" – as defined in the preamble.

"Sempra Plans" – as defined in Section 3.6(a).

"Sempra Portion" – for the period from and including the Closing Date to but excluding the first anniversary thereof, 80%, and, for the period from and including such first anniversary to but excluding the second anniversary of the Closing Date, 75%.

"Sempra Utilities" - the entities listed on Schedule 3 of the LLP Agreement and each of their respective subsidiaries or successors.

"SET Audited Entities" – as defined in Section 3.16(a).

"SET Business" – as defined in the Recitals.

"SET Business Material Contract" – as defined in Section 3.9(d).

"SET Companies" – as defined in the Recitals; provided that the term "SET Companies" shall refer to all of the listed entities, collectively, and the term "SET Company" shall refer to each of such entities.

"SET Company 401(k) Plan" – as defined in Section 7.6(g)(i).

"SET Company Employees" – as defined in Section 3.11(a).

"SET Company Foreign Plan" – as defined in Section 3.6(a).

"SET Company Plans" – as defined in Section 3.6(a).

"SET Core Businesses" – Commodity Transactions with respect to oil (and byproducts thereof), electricity, natural gas, liquefied natural gas, base metals, coal, liquefied petroleum gas, biofuels, carbon credits and emissions credits.

"SET Employment Agreements" – as defined in Section 3.11(a).

"SET Intellectual Property Assets" – as defined in Section 3.12(a).

"SET Material Adverse Effect" – any event, change, circumstance or occurrence that, individually or together with any other event, change, circumstance or occurrence, has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, operations, results of operations, or financial condition of the SET Companies and their Subsidiaries, taken as a whole, or (b) the ability of the Sempra Partners to perform their material obligations under this Agreement or any Related Agreement or to consummate the transactions contemplated hereby or thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded in determining whether a "SET Material Adverse Effect" has occurred or could reasonably be expected to occur: (i) any changes in Legal Requirements (or official interpretations thereof) that are generally applicable to commodities trading businesses or the commodities markets in general, other than any changes in Legal Requirements (or official interpretations thereof) resulting from (or otherwise arising in connection with) the actions of any Governmental Body (including any Governmental Authorization) relating to or otherwise issued in connection with the transactions contemplated by this Agreement (which changes, if any, shall not be disregarded in determining whether a "SET Material Adverse Effect" has occurred); (ii) any adverse change or event to the extent affecting the economy, commodities trading businesses or the commodities markets in general; (iii) any failure by the SET Companies to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or occurrence underlying such failure has resulted in, or contributed to, a SET Material Adverse Effect; and (iv) any adverse change or effect to the extent resulting from (A) RBS' refusal to consent to any action requiring its consent pursuant to Section 7.1 and with respect to which its consent has been requested by Sempra Energy in writing pursuant to Section 7.1 or (B) RBS' material breach of its obligations under Section 7.12.

"SETI" – as defined in the preamble.

"Straddle Period" – any taxable period that begins before and ends after the Closing Date.

"Subsidiary" – with respect to any Person, means another Person (other than a natural person), of which such first Person is entitled, directly or indirectly through one or more Subsidiaries, through the ownership or control of voting securities, other voting ownership or voting partnership interests or otherwise, to elect at least a majority of its board of directors or other managing authority or to otherwise, directly or indirectly, control the management of such Person; provided, that for purposes of this Agreement (but only prior to Closing), the SET Companies shall be deemed to be Subsidiaries of Sempra Energy.

"Tangible Personal Property" – all office equipment, computer hardware, vehicles and other similar material items of tangible personal property of every kind, together with any express or implied warranty by the Third Party manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

"Tax" – any income, gross receipts, license, payroll, employment, excise, capital gains or corporation tax on capital gains, severance, stamp, stamp duty reserve tax, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, documentary, value added, alternative, add on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax sharing agreement or any other Contract.

"Tax Claim" – as defined in Section 9.7(a).

"Tax Laws" – the Legal Requirements of any Governmental Body relating to any Tax.

"Tax Return" – any return (including any information return), report, statement, schedule, notice, form, declaration, or claim for refund (including any amended return, report, statement, schedule, notice, form, declaration, or claim for refund) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body with respect to Taxes.

"Third Party" – a Person other than Sempra Energy, RBS, the Partnership or any of their respective Subsidiaries.

"Third-Party Claim" – any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

"Trading Agreement" – any contract, agreement or other document (whether or not documented on an ISDA Master Agreement) to effect any Commodity Transaction to which any SET Company is party with respect to the purchase, sale, transfer of, transportation, storage, transmission, hedging with respect to, or price of, any Commodity or any similar good, article, service, right, or interest and any transaction thereunder entered into to effect any Commodity Transaction.

"Transfer Date" – as defined in Section 7.6(a)(ii).

"Transfer Taxes" – as defined in Section 10.3(e).

"Transferred Companies" – as defined in Section 2.2(a).

"Transferred Company Interests" – as defined in Section 2.2(a).

"Transferred Employees" – as defined in Section 7.6(a)(i).

"Transition Services Agreement" – as defined in Section 7.10.

"Tritton" – any failure of the Tritton Copper Mine to deliver copper or make payments in lieu thereof under the Offtake Agreement.

"Tritton Performance Levels" – the last to occur of (i) the date on which (a) the Tritton Mill is expanded to have the capacity to process at least 1.4 million metric tons per annum of ore, and is thereafter expanded to have the capacity to process at least 2 million metric tons per annum of ore, and is successfully operated at an output level of 2 million metric tons per annum for at least one calendar year, and (b) with respect to the Life of Mine Plan established for the mine, the mine achieves at least 90% of the projected results set out for it in such updated plan following the update thereof in late 2007, and the mine is projected to meet all targets after December 2009; provided, the 90% level will become 100% in the event there is a default under any existing credit facility with respect to the mine, and (c) an Independent Competent Person (as defined by the latest edition of The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code")) confirms for two annual periods that that the deposits identified to underpin the Tritton Expansion Project are categorized as Proven or Probable Reserves (as defined in the JORC Code), with RBS agreeing, in its reasonable discretion, to the cut-off grade and cu price used in assessment (Probable Reserves to be discounted 15% for the purposes of calculating the adequacy of reserves), and (ii) December 31, 2009.

"Unaudited Financial Statements" – as defined in Section 3.16(a).

"VAT" – Value added tax, sales, use and any similar tax imposed by any Governmental Body, including the United Kingdom.

Section 1.2. Usage.

(a)   Interpretation. In this Agreement, unless a clear contrary intention appears:

(i)   the singular number includes the plural number and vice versa;

(ii)   reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)   reference to either gender includes the other gender;

(iv)   reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v)   reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)   "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii)   "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term;

(viii)   with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; and

(ix)   references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b)   Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c)   Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II.
CONTRIBUTION; SALE OF BUSINESS; CLOSING

Section 2.1. Formation of the Partnership.

(a)   Within five (5) Business Days of the Determination Date (as defined in Section 2.4 below), RBS shall cause the incorporation of the Partnership in the United Kingdom under the Limited Liability Partnership Act 2000 of the United Kingdom and the regulations made thereunder. The name of the Partnership on incorporation shall be RBS Sempra Commodities LLP. Following incorporation, RBS shall provide the Sempra Partners with a copy of the Certificate of Incorporation of the Partnership.

(b)   Upon the terms and subject to the conditions set forth in this Agreement, with effect from immediately prior to the acquisitions by the Partnership provided for in Section 2.2 below, Sempra Energy, either directly or through one or more of the Sempra Partners or its other Subsidiaries (other than the SET Companies), shall contribute to the Partnership, and RBS and Sempra Energy shall cause the Partnership to accept from Sempra Energy (directly or indirectly, as applicable), Cash in an aggregate amount of $1,300,000,000.

(c)   Upon the terms and subject to the conditions set forth in this Agreement, with effect from immediately prior to the acquisitions by the Partnership provided for in Section 2.2 below, RBS shall contribute to the Partnership, and RBS and Sempra Energy shall cause the Partnership to accept from RBS, Cash in an aggregate amount of $1,355,000,000.

Section 2.2. Purchase and Sale of Equity Interests of Transferred Companies. Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, Sempra Energy shall (and shall cause its Subsidiaries to) sell, assign, transfer and deliver to the Partnership, and RBS and Sempra Energy shall cause the Partnership to acquire from Sempra Energy, all of Sempra Energy's and its Subsidiaries' right, title and interest in and to all of the following:

(a)   100% of the Equity Interests (the "Transferred Company Interests") in each of the SET Companies set forth on Schedule 2.2(a) hereto (the "Transferred Companies"), free and clear of any and all Encumbrances except as set forth on Schedule 2.2(a); and

(b)   subject to Section 10.3(d), copies of all books and records (to the extent relating primarily to the SET Business or the SET Companies and excluding books and records relating to Taxes that do not relate exclusively to the SET Business) not held by the SET Companies.

Section 2.3. Payment for Equity Interest Purchase by the Partnership and Intercompany Debt Repayment. In exchange for the Transferred Company Interests, at the Closing RBS and Sempra Energy shall cause the Partnership to pay by wire transfer or other immediately available funds from the amounts contributed pursuant to Section 2.1(b) and (c) and (as necessary) additional funds borrowed by the Partnership from RBS: (a) to the Sempra Partners an amount equal to the aggregate of the Closing Book Value with respect to the SET Companies; and (b) the outstanding balance of all Intercompany Debt, to the respective obligees thereof, as of the Closing Date. With respect to the payment required by clause (a) of this Section, Sempra Energy shall notify the Partnership and RBS in writing of the portions of the Closing Book Value to be paid to each of SETI and Sempra Global at least two Business Days prior to the Closing. Upon the payment required by clause (b) of this Section, Sempra Energy shall (and shall cause its Subsidiaries to) settle or satisfy (including the settlement or satisfaction of all Encumbrances relating to) such Intercompany Debt. In the event that there is Intercompany Debt outstanding that cannot be repaid without additional cost or adverse consequence (including adverse tax or accounting effects), such Intercompany Debt shall be assigned to, and any obligations of Sempra Energy or any of its affiliates (other than the SET Companies) that is a lender (a "Sempra Lender") thereunder shall be assumed by the Partnership or, if there would be any withholding tax imposed on the interest received by the Partnership, then by RBS (but only if the payments to RBS would not incur withholding tax or would incur withholding tax at a lower rate than the Partnership), and RBS shall pay (in the case of an assignment to and assumption by RBS of such debt) or cause the Partnership to pay to the applicable Sempra Lenders an amount in respect of such assignment equal to the outstanding Intercompany Debt so assigned.

Section 2.4. Formation and Closing. The consummation of the transactions provided for in Sections 2.1(b) and (c) and 2.2 of this Agreement (the "Formation") shall be held on the first day that is both (i) the first day of a calendar month, and (ii) at least ten (10) Business Days after, each of the conditions precedent set forth in Articles V and VI has been satisfied or waived (other than conditions relating to deliveries of documentation at Closing; provided, that all conditions are also satisfied or waived at Closing) (such pre-Closing date of satisfaction or waiver, the "Determination Date"), or at such other time as Sempra Energy and RBS shall agree in writing. The consummation of the other transactions provided for in this Agreement (the "Closing") shall be held immediately following the Formation (the date of Formation and Closing, the "Closing Date"). The Formation and the Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, or at such other place as Sempra Energy and RBS shall agree in writing.

Section 2.5. Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)   Sempra Energy shall deliver to the Partnership, certificates representing the Transferred Company Interests or such other agreements, certificates and other documents (including a stock power or similar instrument duly and validly executed by the transferors thereof), in form and substance reasonably acceptable to RBS, as shall be necessary to effect the sale of the Transferred Company Interests to the Partnership.

(b)   Sempra Energy shall deliver to RBS and the Partnership:

(i)	each Related Agreement to which it is a party, duly executed and delivered by the appropriate Sempra Parties;

(ii)	evidence of the receipt of all Material Consents, if such consents are set forth on Schedule 3.2(b), and Material Governmental Approvals;

(iii)	a certificate from Sempra Global in form and substance reasonably satisfactory to RBS, duly executed and acknowledged, certifying any facts that would exempt the transfer by Sempra Global of Transferred Company Interests from withholding under Section 1445 of the Code;

(iv)	a certificate executed by Sempra Energy, dated as of the Closing Date, in accordance with Section 5.7; and

(v)	the Closing Balance Sheet (which shall have been delivered to RBS at least two (2) Business Days prior to the Closing Date).

(c)	RBS shall deliver to Sempra Energy and the Partnership:

(i)	evidence of the receipt of all Material Consents, if such consents are set forth on Schedule 4.2(b), and the Material Governmental Approvals;

(ii)	each Related Agreement to which it is a party, duly executed and delivered by RBS;

(iii)	a certificate executed by RBS, dated as of the Closing Date, in accordance with Section 6.7; and

(iv)	the indemnity agreement, substantially in the form of Exhibit C hereto.

(d)	RBS and Sempra Energy shall cause the Partnership to deliver to each of RBS and Sempra Energy a copy of all of the Related Agreements to which it is a party, each duly executed and delivered by the Partnership.

Section 2.6. Final Balance Sheet; Payments; Disputes.

(a)	As promptly as practicable after the Closing Date, but no later than ninety (90) days thereafter, RBS shall prepare and deliver (with assistance as requested from the Partnership and the Sempra Parties) to Sempra Energy, a consolidated and combined balance sheet of the SET Companies (the "Proposed Final Balance Sheet") as of the Closing Date. The Proposed Final Balance Sheet shall reflect the total assets, liabilities and combined stockholders' equity together with (i) the Agreed Adjustments and (ii) the Accrued Compensation (the "Proposed Final Book Value") of the SET Companies as of 12:01 a.m. Eastern Standard Time on the Closing Date and shall be prepared in accordance with GAAP on a basis consistent with the Closing Balance Sheet (but including the Agreed Adjustments and the Accrued Compensation described in clause (ii) above).

(b)   Sempra Energy will have twenty (20) Business Days following delivery of the Proposed Final Balance Sheet during which to notify the Partnership and RBS in writing (the "Sempra Energy Notice of Objection") of any objections to the preparation of the Proposed Final Balance Sheet or the calculation of the Proposed Final Book Value, setting forth in reasonable detail the basis of its objections and, if practical, the U.S. dollar amount of each objection. In reviewing the Proposed Final Balance Sheet, Sempra Energy shall be entitled to reasonable access to all relevant books, records and personnel of the SET Companies and its Representatives to the extent Sempra Energy reasonably requests such information and reasonable access to complete its review of the Proposed Final Balance Sheet. If Sempra Energy fails to deliver a Sempra Energy Notice of Objection in accordance with this Section 2.6(b), the Proposed Final Balance Sheet, together with RBS' calculation of the Proposed Final Book Value reflected thereon, shall be conclusive and binding on all Parties and they shall become the "Final Balance Sheet" and "Final Book Value". If Sempra Energy submits a Sempra Energy Notice of Objection, then (i) for twenty (20) Business Days after the date RBS receives the Sempra Energy Notice of Objection, RBS and Sempra Energy will use their commercially reasonable efforts to agree on the calculation of the Final Book Value and (ii) failing such agreement within twenty (20) Business Days of such notice, the matter will be resolved in accordance with Section 2.6(c).

(c)   If RBS and Sempra Energy have not agreed on the Final Book Value within twenty (20) Business Days after delivery of a Sempra Energy Notice of Objection, then RBS and Sempra Energy shall each have the right to deliver notice to the other Party (the "Accounting Dispute Notice") of its intent to refer the matter for resolution to PricewaterhouseCoopers LLP or such other international accounting firm as the parties shall otherwise agree (the "Accounting Expert"). Within ten (10) Business Days of the selection of the Accounting Expert, RBS and Sempra Energy will each deliver to the other and to the Accounting Expert a notice setting forth in reasonable detail their calculation of the Final Book Value. Within fifteen (15) Business Days after receipt thereof, the Accounting Expert will determine its best estimate of the calculation of the Final Book Value and provide a written description of the basis for such determination; provided, that if the Accounting Expert requests a hearing before making a determination, such hearing shall be held within twenty (20) Business Days of the Parties' delivery of their respective calculation notices and the determination of the Final Book Value shall be made within ten (10) Business Days of such hearing. The fees and expenses of the Accounting Expert shall be paid pro rata by RBS and Sempra Energy in accordance with the percentage of the disputed amounts awarded to the other Party (or its Subsidiaries, which for these purposes shall include the Partnership and its Subsidiaries as a Subsidiary of RBS) as a result of the Accounting Expert's decision. Each Party will bear the costs of its own counsel, witnesses (if any) and employees.

(d)   The Parties agree that, to the extent that the Closing Balance Sheet has been prepared, and the Closing Book Value has been calculated, in accordance with GAAP using GAAP conventions that are consistent with those GAAP conventions used in the preparation of the Reference Balance Sheet (other than with respect to the making of the Agreed Adjustments and the Accrued Compensation in the Closing Balance Sheet), then the Proposed Final Balance Sheet and Proposed Final Book Value shall not reflect changes in the assets, liabilities and reserves associated with Trading Agreements, trades or trading positions as reflected in the Closing Book Value on the basis of the GAAP conventions used in the preparation of the Closing Balance Sheet other than to reflect the on-going operation of the SET Business occurring after preparation of the Closing Balance Sheet through the Closing and actual market conditions as of the Closing Date. The parties further agree that any errors, misstatements or omissions of any type in the preparation of the Closing Balance Sheet and the calculation of Closing Book Value shall not give rise to any claim for Out of Pocket and Tax Damages or any other claim under this Agreement, other than as a result of the gross negligence or willful misconduct of Sempra Energy, the SET Companies or others acting on their behalf in each case in the preparation of the Closing Balance Sheet and the calculation of Closing Book Value, except as set forth in this Section 2.6.

(e)   If the Final Book Value exceeds the Closing Book Value, RBS and Sempra Energy shall cause the Partnership to pay (within two Business Days and using funds received as capital contributions under Section 2.1 or borrowed under a credit facility provided by RBS) an amount equal to such excess by wire transfer in immediately available funds to the Sempra Partners to an account specified by the Sempra Partners. If the Final Book Value is less than the Closing Book Value, the Sempra Partners shall pay, within two Business Days of the receipt of such Final Balance Sheet, an amount equal to such deficit to the Partnership by wire transfer in immediately available funds to an account specified by the Partnership. Any payment made under this Section 2.6(e) shall be made by way of an adjustment to consideration paid by each party under Section 2.1, and such consideration shall be deemed to have been reduced or increased, as the case may be, by the amount of such payment.

Section 2.7.   **Additional Purchase Price Adjustment**. Sempra shall deliver to RBS on and as of the date hereof and on and as of the Closing Date a schedule ("Schedule 2.7") setting forth the amount of the associated specific reserves for potential liabilities that have been established in accordance with GAAP and reflected on the Closing Balance Sheet for which Sempra has indemnification obligations under Section 9.2 (except under subsections (a) and (b) of such section). To the extent that (i) for such specific reserves, any greater amount or any portion thereof are included in the Final Balance Sheet, (ii) any matter for which such a specific reserve has been established is subsequently fully and finally resolved within the survival periods or time limits set forth in Section 9.1 or the last sentence of Section 9.4(a), as they may be extended by the Sempra Parties in writing prior to the expiration of such survival periods or time limits, as applicable, such that such reserve is no longer required to be maintained by the Partnership under IFRS and (iii) the total specific reserve for such matter included in the Final Balance Sheet shall have been in excess of the amount of the aggregate actual costs incurred or liabilities accrued by the Partnership and the SET Companies in respect of such matter following the Closing Date, then RBS shall cause the Partnership promptly to pay over such excess (the "Excess Reserve Amount") to SETI and SG, in such proportions as Sempra Energy shall specify, as an adjustment of the purchase price paid hereunder; provided, if the release of any Excess Reserve Amount occurs later than one year after the Closing Date, then such Excess Reserve Amount shall be retained by the Partnership and specially allocated and distributed to SETI and SG as provided in the LLP Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SEMPRA ENERGY

Sempra Energy makes to RBS, as of the date hereof, and, unless otherwise specified, as of the Closing, each of the representations and warranties contained in this Article

III, it being agreed that disclosure of any item in any section or subsection of the disclosure letter delivered to RBS by Sempra Energy prior to the Closing (the "Disclosure Letter") shall also be deemed disclosed with respect to any other section or subsection to which the relevance of such item is readily apparent. Notwithstanding any other provision of this Agreement, Sempra Energy makes no representations or warranties with respect to the value of or Liabilities associated with any Trading Agreement or, except as set forth in Section 3.9(b)(i) and Section 3.9(b)(ii), with respect to the validity or enforceability of any such Trading Agreement.

Section 3.1. Organization and Good Standing.

(a)   Each of Sempra Energy and Sempra Global is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with full corporate power and authority to conduct its business as it is now being conducted. SETI is a company organized and existing under the laws of the Netherlands, with full company power and authority to perform its obligations under this Agreement and the Related Agreements and to conduct its business as it is now being conducted. Each of the SET Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction in which such SET Company is organized.

(b)   The Sempra Partners and the SET Companies have full corporate power and authority to conduct the SET Business as it is now being conducted and to own or use the properties and assets, including the Transferred Company Interests and the properties and assets of the SET Companies, that they purport to own or use in conducting the SET Business.

Section 3.2. Enforceability; Authority; No Conflict.

(a)   This Agreement constitutes the legal, valid and binding obligation of the Sempra Parties enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors' rights generally and general principles of equity (whether considered in a proceeding at law or in equity). Upon the execution and delivery by the Sempra Parties of the Related Agreements to which each is a party, each of such Related Agreements will constitute the legal, valid and binding obligation of such Sempra Parties, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors' rights generally and general principles of equity (whether considered in a proceeding at law or in equity). Each of the Sempra Parties has the requisite right, power and authority to execute and deliver this Agreement and each of the Related Agreements to which each is a party, and to perform their obligations and consummate the Contemplated Transactions, and such action has been duly authorized by all necessary corporate action.

(b)   The execution, delivery and performance (excluding for this purpose Section 7.12(b)(ii)) by each Sempra Party of this Agreement or the execution and delivery any of the Related Agreements to which each is a party, and the consummation of the Contemplated Transactions, does not and will not: (i) violate any provision of its or any of the SET Companies' Governing Documents, or any resolution adopted by its board of directors or shareholders (or similar management group); (ii) violate or conflict with any material provisions of any Legal Requirements or any Order to which it or any of the SET Companies may be subject; (iii) except as set forth on Schedule 3.2(b), violate, conflict with, result in a material breach of, constitute (with due notice or lapse of time or both) a material default or cause any material obligation, penalty or premium to arise or accrue under any material Contract to which it or any of the SET Companies is a party or by which it or any of the SET Companies is bound or to which any of its or the SET Companies' respective properties or assets is subject; or (iv) result in the creation or imposition of any Encumbrance except Permitted Encumbrances upon any of the properties or assets of the SET Companies.

(c)   Except as set forth in Schedule 3.2(c), no material consent, approval, authorization of, declaration, filing, or registration with, any Governmental Body is required to be made or obtained by any Sempra Party or any of the SET Companies in connection with the execution, delivery, and performance of this Agreement (excluding for this purpose Section 7.12(b)(ii)) or the execution and delivery of the Related Agreements or the consummation of the Contemplated Transactions.

Section 3.3. SET Company Records; Accountants Letters.

(a)   Sempra Energy has provided or made available to RBS true, correct and complete copies of the Governing Documents of the SET Companies, in each case as amended and in effect on the date hereof.

(b)   The consolidated financial statements of Sempra Energy filed with the Securities and Exchange Commission comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to such financial statements. Sempra Energy is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(c)   The minute books of the SET Companies (or similar books and records kept in accordance with the Governing Documents of such SET Company) previously made available to RBS contain true, correct and materially complete records of all meetings for at least the last three (3) years prior to the date hereof, and reflect all other material action of the shareholders and board of directors or similar management group (including committees thereof) of the SET Companies during such time. The share certificate books and share transfer ledgers, or similar books and records of Equity Interests of the SET Companies, as previously made available to RBS, are true, correct and materially complete.

(d)   All books and records of the SET Companies (and all other books and records of Sempra Energy, the Partnership or their Subsidiaries relating to the SET Business) are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practice and all applicable Legal Requirements. The SET Companies (and Sempra Energy, the Partnership or their Subsidiaries with respect to books and records relating to the SET Business) maintain appropriate and sufficient systems of internal accounting controls.

(e)   Sempra Energy has made available to RBS copies of all material audit-related letters relating to the SET Companies from independent certified public accountants to the Sempra Parties and the SET Companies delivered during the thirty-six (36) months preceding the execution of this Agreement, together with copies of all material responses thereto.

Section 3.4.   Transferred Company Interests; Partnership Interests; Title; Sufficiency of Assets.

(a)   The Equity Interests of the Transferred Companies and each of their Subsidiaries (which represent, collectively, all of the SET Companies), are as listed in Schedule 3.4(a) and, except as set forth in Schedule 3.4(a), all of such Equity Interests (i) are issued and outstanding, (ii) have been duly authorized and are validly issued, and, if stock of a corporation, fully paid, and nonassessable, (iii) were issued in compliance with all applicable securities laws, (iv) were not issued in breach of any Equity Commitments, and (v) are held of record and owned beneficially by the Sempra Partners or the SET Companies. Except as set forth on Schedule 3.4(a), (A) no Equity Commitments of any of the SET Companies exist, (B) no Contracts exist with respect to the voting or transfer of any of the SET Companies' Equity Interests, (C) no Person is obligated to redeem or otherwise acquire any of the SET Companies' Equity Interests and (D) the Sempra Partners or the SET Companies have good and marketable title to the SET Companies' Equity Interests free and clear of all Encumbrances except as set forth on Schedule 3.4(a) and for Encumbrances in favor of Sempra Energy or its Affiliates that will be discharged prior to the Closing Date.

(b)   The assets held by the SET Companies (other than Cash and access to credit), or to be made available to the Partnership pursuant to the Transition Services Agreement, constitute all of the material assets that are used in or otherwise necessary for the conduct of the SET Business immediately following the Closing in substantially the same manner as currently conducted by Sempra Energy and its Subsidiaries consistent with past practices.

Section 3.5.   No Material Adverse Change. Except as described in Schedule 3.5, (a) since December 31, 2006 and through the date hereof, the Sempra Partners and the SET Companies, as applicable, have conducted the SET Business in the Ordinary Course of Business and, (b) since December 31, 2006 and through the date hereof, there has not been any event or circumstance in respect of the SET Business, including without limitation its financial condition, results of operations, or assets and liabilities, that, individually or in the aggregate with other known events or circumstances, has resulted in, or could reasonably be expected to result in, a SET Material Adverse Effect.

Section 3.6.   Employee Benefits.

(a)   Schedule 3.6(a)(i) contains a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA, including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all equity, equity incentive, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, retention, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) under which (i) any current or former director, manager, officer, employee or consultant of the SET Companies (the "Company Employees") has any present or future right to benefits and which are contributed to, entered into, sponsored by or maintained by any of the SET Companies, the Sempra Parties or any of their respective Subsidiaries or ERISA Affiliates, or (ii) under which any of the SET Companies or any of their respective Subsidiaries has any present or future liability (actual or contingent) (the "Sempra Plans"). Schedule 3.6(a)(ii) contains a true and complete list of each Sempra Plan under which any of the SET Companies or any of their respective Subsidiaries, following the Closing Date, could have any present or future liability (actual or contingent) (all such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "SET Company Plans"). Schedules 3.6(a)(i) and (ii) separately identify Sempra Plans that are maintained outside the jurisdiction of the United States, or that cover any Company Employees residing or performing services outside the United States (each, a "Sempra Foreign Plan", and each Sempra Foreign Plan that qualifies as a SET Company Plan, a "SET Company Foreign Plan").

(b)   With respect to each SET Company Plan other than the SET Employment Agreements, Sempra Energy has provided to RBS a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other material written communications (or a description of any material oral communications) by the Sempra Parties, the SET Companies or any of their respective Subsidiaries or ERISA Affiliates to the Company Employees concerning the extent of the benefits provided under the SET Company Plan; and (iv) with respect to the SET Companies' 401(k) Savings Plan for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. Schedule 3.6(b) provides a complete and accurate list in all material respects of any SET Employment Agreement that (i) guarantees the payment of compensation to any employee of any SET Company in an amount in excess of $1,000,000 for periods subsequent to fiscal year 2007, or (ii) contain a change of control provision that would have a financial impact of greater than $1,000,000 on any SET Company.

(c)   (i) Each Sempra Plan has been established and administered in all material respects in accordance with its terms and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) except as set forth on Schedule 3.6(c)(ii), each SET Company Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and to the Knowledge of Sempra Energy nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the revocation of such letter or the loss of such qualification, and each SET Company Plan that is a SET Company Foreign Plan has been duly registered with the applicable Governmental Body where required by applicable Legal Requirements; (iii) for each SET Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the financial condition of the SET Company Plan since the date of such Form; (iv) no notice of a "reportable event" (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in material liability has been required to be filed for any Sempra Plan or will be required to be filed in connection with this Agreement; (v) no nonexempt "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) that could reasonably be expected to result in a material tax or penalty or "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any SET Company Plan; (vi) except as set forth on <u>Schedule 3.6(c)(vi)</u>, none of the SET Companies has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for Company Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law; (vii) all contributions and premium payments required to be made as of the date hereof in respect of (x) each SET Company Plan and (y) each Sempra Plan, with respect to Company Employees, have been made, and all obligations in respect of each SET Company Plan are fully reflected on the Financial Statements of the relevant SET Company entity; (viii) all SET Company Plans that are required to be funded have been funded in all material respects in accordance with their terms and applicable Legal Requirements; and (ix) each SET Company Plan, and each Sempra Plan with respect to Company Employees, that is a "non-qualified deferred compensation plan" (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance in all material respects with Section 409A of the Code and guidance promulgated thereunder by the Internal Revenue Service or Department of Treasury.

(d)   None of the SET Company Plans is subject to Title IV of ERISA. None of the SET Companies will have any liability (direct or indirect) in respect of any employee benefit plan that is subject to Title IV of ERISA after the Closing Date.

(e)   Except as disclosed on <u>Schedule 3.6(e)</u>, with respect to any Sempra Plan: (i) no material actions, suits or claims are pending or, to the Knowledge of Sempra Energy, threatened; (ii) to the Knowledge of Sempra Energy, no facts or circumstances exist that could give rise to any such material actions, suits or claims; and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress (including, without limitation, any routine requests for information from the Pension Benefit Guaranty Corporation).

(f)   Except as disclosed on <u>Schedule 3.6(f)</u>, no Sempra Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), could

(i)   result in severance pay or any increase in severance pay upon any termination of service;

(ii)   accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation; or

(iii)   limit or restrict the right of any of the SET Companies to merge, amend or terminate any of the SET Company Plans.

(g)   Except as disclosed on Schedule 3.6(g), no Sempra Plan exists, and there are no other plans, contracts, agreements or arrangements, that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with other events), could result in any payment under any such Sempra Plan or other plan, contract, agreement or arrangement that would not be deductible under Section 280G of the Code.

(h)   There has been no amendment to, written interpretation of or announcement (whether or not written) to participants relating to, or any change in employee participation or coverage under, any SET Company Plan that would increase the expense of maintaining such SET Company Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

Section 3.7.   Compliance with Legal Requirements; Governmental Authorizations.

(a)   Except as set forth in Schedule 3.7(a), since the date that is two years prior to the date of this Agreement, to the Knowledge of Sempra Energy, the Sempra Parties and the SET Companies are not and have not been in material violation of any material Legal Requirements (which term for this purpose shall not include Environmental Laws or Legal Requirements relating to Taxes; but, shall include any violations resulting in a fine, penalty or the imposition of any material condition or limitation on the SET Companies or the SET Business) applicable to the ownership or operation of the SET Business.

(b)   Except as set forth on Schedule 3.7(b), for the past three years, none of the Sempra Parties or SET Companies has received any written notice or, to the Knowledge of Sempra Energy, other notice, from any Governmental Body regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement (which term for this purpose shall not include Environmental Laws or Legal Requirements relating to Taxes and shall include any violations resulting in a fine, penalty or the imposition of any material condition or limitation on the SET Companies or the SET Business) applicable to it in connection with the conduct or operation of the SET Business.

(c)   Schedule 3.7(c) contains a complete and accurate list of each material Governmental Authorization that is held by the SET Companies in connection with the SET Business. With respect to each Governmental Authorization listed or required to be listed in Schedule 3.7(c), (i) each has been issued to the holder thereof and is valid and in full force and effect except where the failure to be in full force and effect could not reasonably be expected to have a material effect on the ability to conduct the SET Core Businesses or the business of the SET Companies taken as a whole; (ii) except as set forth on Schedule 3.7(c), no Proceeding is pending or, to the Knowledge of Sempra Energy, threatened to revoke or amend any such Governmental Authorization; and (iii) the SET Companies have not received written notice or, to the Knowledge of Sempra Energy, other notice from any applicable Governmental Body that (A) any such existing Governmental Authorization will be revoked or (B) any pending application for any such new Governmental Authorization or renewal of any existing Governmental Authorization will be denied.

Section 3.8. Legal Proceedings; Orders.

(a)   Except as set forth in Schedule 3.8(a), there is no pending, or, to Sempra Energy's Knowledge, threatened, material Proceeding by or against Sempra Energy or its Subsidiaries relating to the SET Business (including without limitation any Proceeding by or against any SET Company) or that could reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, any of the Contemplated Transactions.

(b)   Except as set forth in Schedule 3.8(b), there is no Order in regard to the SET Companies (other than orders of general applicability not specific to any of the SET Companies) that, individually or in the aggregate, is material to the properties, assets or operations of the SET Companies.

Section 3.9. Contracts; No Defaults.

(a)   (i) Schedule 3.9(a) contains, as of the date hereof, an accurate and complete list of each SET Business Material Contract (or in the case of forms described in clause (ii), a listing of such forms) and (ii) except for multiple agreements that are substantially similar to a standard form, in which case only such form need be made available, the SET Companies have made available to RBS accurate and complete copies of each such SET Business Material Contract.

(b)   Except as set forth in Schedule 3.9(b), to the Knowledge of Sempra Energy:

(i)   each SET Business Material Contract and material Trading Agreement is in full force and effect and is a valid and enforceable obligation of each SET Company that is a party thereto except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors' rights generally and general principles of equity (whether considered in a proceeding at law or in equity);

(ii)   no event or condition exists that constitutes or, after notice or a lapse of time or both, will constitute, a material default on the part of Sempra Energy or any of its Subsidiaries under any such SET Business Material Contract or material Trading Agreement; and

(iii)   with respect to SET Business Material Contracts for outstanding Indebtedness exceeding $50,000,000 individually, there are no material prepayment penalties.

(c)   Except for such of the following matters as, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a material effect on the ability to conduct the SET Core Businesses or the business of the SET Companies taken as a whole, and except for the matters set forth on Schedule 3.9(c), there are no renegotiations of, attempts to renegotiate or outstanding contractual or statutory rights to renegotiate any amounts paid or payable under any SET Business Material Contracts with any

Person having the contractual or statutory right to require such renegotiation and no such Person has made written demand for such renegotiation.

(d)   For purposes of this Agreement, "SET Business Material Contract" shall mean any of the following Contracts of the SET Companies used by or in support of the SET Business (excluding any Contracts to be executed and delivered pursuant to this Agreement):

(i)   any outstanding Indebtedness exceeding $50,000,000 individually;

(ii)   any material Contract of surety, guarantee or indemnification by any SET Company outside of the Ordinary Course of Business of the SET Company;

(iii)   any Contract to which any SET Company is a party containing a covenant not to compete with respect to the SET Business or any SET Company that is currently in full force and effect;

(iv)   any Affiliate Agreement which will survive the Closing;

(v)   any Contract guaranteeing the payment to any employee of the SET Companies total annual compensation in excess of $1,000,000 or committing to give any employee a 25% or greater share of the Net Trading Revenues (or other revenue, income or margin metric) generated by such employee (directly or through the results of a group of employees);

(vi)   other than Trading Agreements, any Contract which may not be terminated by the SET Companies without penalty on 90 days or fewer notice and which could reasonably be expected either to (A) commit any SET Company to aggregate expenditures of more than $10,000,000 in any calendar year or (B) give rise to anticipated receipts of more than $10,000,000 in any calendar year;

(vii)   any written Contract in respect of an equity investment or relating to on-going rights and obligations with respect to a formal written partnership agreement or a material contractual joint venture;

(viii)   other than customary provisions included in Trading Agreements, agreements with respect to the sharing, allocation or indemnities of Taxes or Tax costs that will survive the Closing (other than any agreements which are described in Sections 3.9(d)(i) – (vi) or 3.9(d)(xi) – (xv), or would be so described in Section 3.9(d)(i) but for the $50,000,000 threshold, or would be so described in Section 3.9(d)(vi) but for the limitations in Section 3.9(d)(vi)(A) or (B));

(ix)   other than in the Ordinary Course of Business, agreements for the sale of any material assets, property or rights or for the grant of any options or preferential rights to purchase any material assets, property or rights;

(x)   documents granting any power of attorney with respect to the material affairs of any SET Company;

(xi) other than those that are not material, agreements evidencing settlement of litigation with outstanding obligations;

(xii) other than those that are not material, any Contracts not made in the Ordinary Course of Business;

(xiii) full requirements purchase or supply contracts with either (a) a remaining term of more than 36 months (or 60 months in the case of Sempra Energy Solutions) or (b) an remaining term of longer than 12 months and relating to more than 30,000 million British thermal units per day of natural gas, 2,400 megawatt hours per day of electricity, 300 metric tons of copper per month, 900 metric tons of lead per month, 50 metric tons of nickel per month, 750 metric tons of aluminum per month or 600 metric tons of zinc per month, and gas storage agreements with a remaining term of longer than 12 months;

(xiv) tolling (financial and/or physical), energy management or other similar agreements;

(xv) any Contract with respect to a Commodity Transaction that (A) has a term longer than five (5) years and provides for aggregate payments, based on then-current prices, by or to a SET Company in excess of $1,000,000,000 or (B) provides for aggregate payments, based on then-current prices, by or to an SET Company in excess of $5,000,000,000. For these purposes, "then current prices" means current prices (which, for purposes of providing the representation in this Section 3.9(d)(xv) only, were determined as of the close of business on June 21, 2007), and in the case of (1) a physical Commodity Transaction that provides for a fixed purchase or sales price, the US dollar present value of such price, (2) a physical Commodity Transaction that provides for an index purchase or sales price, the US dollar present value of the forward prices for such index during the term of such transaction that are utilized by the SET Company to determine the mark-to-market valuation for such transaction, and (3) a Commodity Transaction that is a derivative, the net settlement amount for each settlement date during the term of such transaction, based on the US dollar present value of the applicable forward prices during the term of such transaction that are utilized by the SET Companies to determine the mark-to-market valuation for such transaction; and

(xvi) any material amendments, modifications, extensions or renewals of any of the foregoing.

Section 3.10. Insurance.

(a) Schedule 3.10(a) sets forth a true and complete list of all current policies of property and casualty insurance (including liability, errors or omissions, and business interruption insurance) insuring the properties, assets, employees and/or operations of the SET Business (collectively, the "Policies"), along with the entities covered by such Policies, aggregate coverage amount and type of each of the Policies.

(b)   All Policies are in full force and effect. None of the Sempra Energy or any of its Subsidiaries is in default under any material provisions of the Policies, and, except as set forth on Schedule 3.10(b), there is no material claim by Sempra Energy or any of its Subsidiaries or any other Person pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies.

Section 3.11. Employees.

(a)   Schedule 3.11(a) contains a true and materially complete list of all of the employees of the SET Companies (whether full-time or part-time, actively at work or on leave) ("SET Company Employees") as of the respective dates shown on the applicable portions of the Disclosure Letter (such list to be updated within ten (10) days of the Closing Date), specifying their position, status and date of hire, together with a notation next to the name of any employee on such list who is subject to any written employment, change of control or severance agreement (aside from the collective bargaining agreements described in Schedule 3.11(b)) (the "SET Employment Agreements"). Sempra Energy has provided to RBS true, correct and complete copies of (i) the form of such SET Employment Agreements for employees residing outside of the United States and (ii) with respect to employees who meets the criteria outlined in Section 3.9(d)(v) of this Agreement, (x) where applicable, each SET Employment Agreement materially differing from the form provided in respect of clause (i) for such employees residing outside of the United States and (y) each SET Employment Agreement for each such United States employee. Unless otherwise indicated on Schedule 3.11(a), as of the date hereof, no SET Company Employee has given written notice, or has been given written notice by any SET Company, of an intent to terminate his or her employment with any SET Company. The SET Companies' books and records accurately reflect in all material respects employment histories of all SET Company Employees. Except as disclosed in Schedule 3.11(a), as of the date hereof, no SET Company Employee is on disability or other type of leave.

(b)   Except as set forth on Schedule 3.11(b):

(i)   The SET Companies are not party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, no pending representation election petition or application for certification has been received by any SET Company that names the SET Company Employees as potentially represented parties, and to Sempra Energy's Knowledge, there is no union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving SET Company Employees, nor, as of the date hereof, are any of the SET Companies the subject of any material proceeding asserting that any of the SET Companies has committed an unfair labor practice or seeking to compel them to bargain with any labor union or labor organization, nor is there pending or, to the knowledge of the SET Companies, threatened, nor has there been for the past five years, any strike, walk-out, work stoppage, slow-down or lockout involving any of the SET Companies;

(ii)   The SET Companies are in material compliance with all applicable laws regulating employment and labor relations. There are no claims, controversies, investigations, legal proceedings or complaints relating to employment with any SET Companies or compliance with laws regulating employment and labor pending or, to the knowledge of the SET Companies, threatened, by any Governmental Body, any employees, any party or parties representing any of such employees, or any former employer of a current employee, against any of the SET Companies before any court, arbitrator or other tribunal that are reasonably likely to have a material effect on the ability to conduct the SET Core Businesses or the business of the SET Companies taken as a whole. There are no material charges of discrimination, wrongful termination or other similar complaints, including complaints related to unpaid wages, bonuses or other compensation or immigration laws pending against the SET Companies under any applicable federal or foreign (including international) law involving employees now or previously employed by the SET Companies, nor, to the knowledge of the SET Company, do any facts or circumstances exist that could provide a reasonable basis for the same; and

(iii)   To the Knowledge of Sempra Energy, with respect to the SET Company Employees, the SET Companies are in material compliance with all applicable Legal Requirements.

Section 3.12. Intellectual Property Assets.

(a)   The term "SET Intellectual Property Assets" means all material intellectual property primarily relating to or used by or in connection with the SET Business. The applicable SET Companies are the owners of all right, title and interest in and to each of the SET Intellectual Property Assets free and clear of all Encumbrances (except Permitted Encumbrances), or the applicable SET Companies have a valid and existing license to use the SET Intellectual Property Assets.

(b)   Except as set forth in Schedule 3.12(b), to Sempra Energy's Knowledge, (i) neither the use of any SET Intellectual Property Assets nor the conduct of the SET Business (as conducted by the SET Companies immediately prior to the date hereof and to the Closing consistent with past practices) infringes in any material respect on any intellectual property rights of any Third Party, and (ii) no such claims have been asserted that have not been resolved.

(c)   Except as set forth in Schedule 3.12(c), to the Knowledge of Sempra Energy, (i) no Third Party is infringing in any material respect on any of the SET Intellectual Property Assets, and (ii) no such claims are pending by Sempra Energy or its Subsidiaries or threatened by Sempra Energy or its Subsidiaries against any Third Party.

(d)   The execution, delivery or performance of this Agreement or any of the Related Agreements by Sempra Energy or any of its Subsidiaries or the consummation of the Contemplated Transactions will not result in the material loss or impairment of any of the SET Intellectual Property Assets and will not restrict or otherwise impair in any material respect the Partnership's or its affiliate's right to use any of the SET Intellectual Property Assets after the Closing Date without payment of any additional amounts or consideration other than ongoing fees, royalties, or payments that would otherwise be required to be paid by Sempra Energy or its Subsidiaries had the Contemplated Transactions not occurred.

Section 3.13. Taxes.

(a)   Except as set forth on Schedule 3.13(a), the Sempra Parties and all of the SET Companies have filed or caused to be filed all material Tax Returns that are or were required to be filed by or with respect to the Transferred Companies, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements, and all such Tax Returns are complete and correct in all material respects to the extent they relate to the Transferred Companies. The Sempra Parties and the SET Companies have paid, or made provisions for the payment of, all material Taxes that have or may have become due pursuant to such Tax Returns or otherwise, except such Taxes, if any, as are being contested in good faith and except such Taxes that do not relate to any of the SET Companies.

(b)   There are no Tax liens, charges or powers of sale in respect of Taxes upon any of the assets or properties of the SET Companies, other than with respect to Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings.

(c)   There is no tax sharing, tax allocation, indemnity, or other agreement that will require any payment by any SET Company to any Person that is not a SET Company after the Closing Date except as reflected on the Closing Balance Sheet.

(d)   Schedule 3.13(d) contains a complete and accurate list of all ongoing audits, written inquiries and documented investigations of or in respect of all Tax Returns or Tax otherwise due submitted by the SET Companies and by Sempra Energy to the extent they relate to the SET Business. All material deficiencies proposed as a result of such audits have been paid, reserved against, settled, or are being contested in good faith by appropriate proceedings. Schedule 3.13(d) describes all material deficiencies proposed in writing by the IRS or any other Governmental Body relating to the Tax Returns filed or Tax otherwise due by any SET Company, Sempra Energy or by any group of corporations to the extent they relate to the SET Business for all taxable years which are not closed in respect of each entity since 2000. Except as described in Schedule 3.13(d), neither the Sempra Partners nor any of the SET Companies has given waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of any Transferred Company or for which any Transferred Company may be liable.

(e)   None of the SET Companies has engaged in any transaction that gave rise to a disclosure obligation: (i) as a "listed transaction" under Section 6011 of the Code and the regulations thereunder; (ii) pursuant to Part 7 of the Finance Act 2004 and the regulations thereunder; or (iii) any similar or equivalent provision of any other state, local or foreign law.

(f)   None of the SET Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g)   No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to any of the SET Companies.

(h)   None of the SET Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date (where such inclusion or exclusion is not offset by a matching inclusion of an item of deduction or a matching exclusion of an item of income, respectively) as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date, in each case, not including any items reported on the Closing Balance Sheet.

(i)   None of the assets to be sold, conveyed, assigned, transferred and delivered by SETI to the Partnership will be United States real property interests within the meaning of Section 897 of the Code.

(j)   The execution and delivery of this Agreement or any of the Related Agreements by Sempra Energy or any of its Subsidiaries or the consummation of the Contemplated Transactions will not result in any Tax becoming payable by the Transferred Companies as a result of a Transferred Company ceasing to be a member of a group as defined from time to time for any Tax purpose.

(k)   Trading and Transportation Management Inc. and its Subsidiaries are entitled to claim credits under Sections 29 and 45K with respect to its synthetic fuel operations in Virginia.

(l)   Subsidiaries of SETI have in their records all necessary documentation, including exemption certificates, to support any claimed "sale for resale" exemptions from sales taxes and to support exemptions from VAT, Climate Change Levy, transfer and other indirect Taxes.

(m)   No Swiss social security contributions are due from any SET Company for calendar years 2002 and 2003.

(n)   Except for such failures to satisfy, maintain or retain as are de minimis, each of the SET Companies has satisfied all of the statutory and procedural requirements and has maintained and retained all appropriate or necessary documents and records to support, justify or defend its position as regards any material liabilities to customs and excise duties in respect of physical movements and supplies made to or by them.

(o)   Sempra Energy Trading Holding SARL does not have any liability for Swiss VAT in respect of supplies made by it, to it or any Person then associated with it in 2002 and 2003.

Section 3.14. Brokers or Finders. None of the Sempra Parties, the SET Companies, or any of their Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with the Contemplated Transactions for which RBS, the Partnership or the SET Companies could be liable.

Section 3.15. Environmental Compliance. Except as set forth on <u>Schedule 3.15</u>:

(a)   (i) the SET Companies are, and for the last five years were, and insofar as it affects the SET Business, Sempra Energy and its Subsidiaries are, and during the term of applicable statutes of limitations at all prior times were, in material compliance with all applicable material Environmental Laws, (ii) Sempra Energy and its Subsidiaries insofar as it affects the SET Business, and the SET Companies and the SET Business possess, and are in material compliance with all material Governmental Authorizations under or relating to any material Environmental Law (the "<u>Environmental Permits</u>"), (iii) all applications necessary to renew or obtain any Environmental Permit have been made in a timely fashion so as to allow the SET Companies to continue to operate in material compliance with all applicable material Environmental Laws as the SET Business is presently conducted, (iv) Sempra Energy does not expect any new or renewed Environmental Permits to include any terms or conditions that would reasonably be expected to have an adverse impact on the SET Business to any material extent, and (v) Sempra Energy and its Subsidiaries insofar as it affects the SET Business, and the SET Companies, are in material compliance with all applicable material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Environmental Permit, applicable Environmental Laws or contained in any Order issued, entered, promulgated or approved thereunder by any Governmental Body.

(b)   There are no pending or, to the Knowledge of Sempra Energy, threatened, material Proceedings under or relating to any Environmental Law including any seeking to revoke, modify or otherwise adversely impact any Environmental Permit or impose, or that would reasonably be expected to impose, on Sempra Energy or its Subsidiaries insofar as it affects the SET Business, or on any SET Company, any Liability arising under common law as it relates to the protection of the environment, exposure to Hazardous Materials, or under any Environmental Law (including the federal Comprehensive Environmental Response, Compensation and Liability Act) and no written communication regarding any such Proceedings, revocation, modification or other adverse impact or such Liability has been received by Sempra Energy or any of its Subsidiaries, and to the Knowledge of Sempra Energy, no event or condition has occurred or exists that would reasonably be expected to result in any such Action or Proceeding or written communication and, to the Knowledge of Sempra Energy, no event or condition has occurred that would reasonably be expected to result in any material Liability under or relating to any Environmental Law in respect of the SET Business. None of the SET Companies, or insofar as it affects the SET Business, neither Sempra Energy nor any of its Subsidiaries, is subject to any Order or third party agreement, order, judgment, decree, directive or Encumbrance with respect to any Environmental Law or environmental Liability that materially and adversely affects the operation or business of the SET Companies.

(c)   To the Knowledge of Sempra Energy, no Hazardous Material is present in a condition that would reasonably be expected to result in a material liability under Environmental Law at, and no Hazardous Material has been disposed of, arranged to be disposed of, released or threatened to be released at or from, any of the properties or facilities currently or formerly owned, leased or operated by any of the SET Companies, or by Sempra Energy or any of its Subsidiaries with respect to the SET Business, in a manner or condition that would reasonably be expected to result in material Liability to it under or relating to any Environmental Law. None of the SET Companies, nor Sempra Energy nor any of its Subsidiaries insofar as it affects the SET Business, has at any other location disposed of, arranged to dispose of, released or threatened to release any Hazardous Material in a manner or condition that, to the Knowledge of Sempra Energy, would reasonably be expected to result in material Liability to it under or relating to any Environmental Law.

(d)   None of the SET Companies, nor Sempra Energy nor any of its Subsidiaries insofar as it affects the SET Business, has assumed or provided indemnity against any material Liability of any other Person under or relating to any Environmental Laws.

Section 3.16. Financial Statements; No Undisclosed Liabilities.

(a)   Schedule 3.16(a) contains true and complete copies of (i) the audited balance sheet of the each of the SET Companies for which audited statements have been prepared (such entities, the "SET Audited Entities"), on a stand alone basis, as of December 31, 2006 and the related statements of operations and cash flows for the year ended December 31, 2006, including any notes thereto (the "Audited Financial Statements") and (ii) (A) the unaudited consolidated and combined statistical report data with respect to the SET Business as of December 31, 2006, (B) the columnar spreadsheet titled the Sempra Energy Trading Corp. combined and consolidated balance sheet as of December 31, 2006, and the related consolidated and combined statements of operations for the annual period ending thereon, and (C) the unaudited consolidated and combined balance sheets of the SET Companies as of March 31, 2007 and the related consolidated and combined statements of operations and cash flows for the quarterly period ending thereon, including any notes thereto, and in the case of each of the items described in clauses (A), (B) and (C), reconciled to exclude any items not related to the SET Business (the "Unaudited Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements"). The Financial Statements have been prepared in conformity with GAAP (except in each case as described in the notes thereto) and fairly present, subject in the case of the Unaudited Financial Statements to normal recurring year-end audit adjustments that are not in the aggregate material in nature or amount, in all material respects, the financial condition and results of operations of each of the SET Business as of the respective dates thereof and for the respective periods indicated therein.

(b)   The SET Companies do not have any Liabilities that are required by GAAP to be reflected on the Financial Statements that are not reflected thereon.

(c)   Except as provided in the Related Agreements, since the date of the last Financial Statement, there has not been any (i) increase in the compensation or fringe benefits of any present or former director, manager, officer or employee of any of the SET Companies (except as set forth on Schedule 3.16(c)(i) and except for increases in the Ordinary Course of

Business that do not otherwise require the consent of Sempra Energy or its Subsidiaries (other than the SET Companies)), (ii) grant of any severance or termination pay to any present or former director, manager, officer or employee of any of the SET Companies (except for grants in the Ordinary Course of Business or as required under the Sempra Plans, that in either event do not otherwise require the consent of Sempra Energy or its Subsidiaries (other than the SET Companies)), (iii) loan or advance of money or other property to any of present or former directors, manager, officers or employees of any of the SET Companies (except for loans or advances of business expenses made in the Ordinary Course of Business pursuant to a Sempra Plan that do not otherwise require the consent of Sempra Energy or its Subsidiaries (other than the SET Companies)), (iv) establishment, adoption, entrance into, amendment or termination of any SET Company Plan, collective bargaining agreement (other than as may be required by the terms of an existing SET Company Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify under Sections 401 and 501 or to comply with Section 409A of the Code and except those that do not otherwise require the consent of Sempra Energy or its Subsidiaries (other than the SET Companies)), or (v) grants of any equity or equity-based awards, other than in the ordinary course consistent with past practice.

Section 3.17. **Affiliate Agreements**. Schedule 3.17 provides a complete list of all Contracts between (i) any SET Company and (ii) Sempra Energy or any director, officer, member or other Subsidiary or affiliate of Sempra Energy (other than another SET Company and other than Trading Agreements in respect of Commodities or securities traded on a regulated commodities or securities exchange) (each referred to herein as an "Affiliate Agreement" and together the "Affiliate Agreements") that are in effect on the date hereof.

Section 3.18. **Material Financial Assurances.** Schedule 3.18 contains a complete list of all of the guarantees, letters of credit, comfort letters, "keep whole" agreements, bonds or other financial security arrangements or other credit support arrangements of any type or kind whatsoever, whether or not accrued, absolute, contingent or otherwise other than with respect to Trading Agreements ("Financial Assurances") under which any SET Company or Sempra Energy is obligated or could reasonably be expected to be obligated for an amount in excess of $50,000,000, and the amount of each (including any amount drawn or used) as of May 31, 2007, in each case to the extent such Financial Assurances have been provided to or for the benefit of any creditor or counterparty of any SET Company under which Sempra Energy or any of its Subsidiaries (other than the SET Companies) are responsible or otherwise obligated; provided, that such schedule may be updated at any time before or after the Closing Date with effect from the date of such revision.

Section 3.19. **FCPA**. Neither Sempra Energy nor any of its Subsidiaries, nor, to the Knowledge of Sempra Energy, any officer or director thereof, has violated any provisions of the FCPA, or the rules and regulations promulgated thereunder in connection with the operation of the SET Business.

Section 3.20. **Available Funds**. Sempra Energy has available to it all funds necessary for its payments and contributions to the Partnership required under Article II.

Section 3.21. **No Other Representation**. Except for the representations and warranties contained in this Article III, neither the Sempra Parties nor any other Person acting on behalf of the Sempra Parties makes any representation or warranty, express or implied, regarding the Sempra Parties or any of their Subsidiaries.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF RBS

RBS hereby makes to Sempra Energy as of the date hereof, and, unless otherwise specified, to Sempra Energy and the Partnership, as of the Closing, each of the representations and warranties contained in this Article IV.

Section 4.1. Organization and Good Standing. RBS is a company limited by shares duly organized and validly existing under the laws of Scotland, with full corporate power and authority to conduct its business as it is now being conducted.

Section 4.2. Enforceability; Authority; No Conflict.

(a)   This Agreement constitutes the legal, valid and binding obligation of RBS enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors' rights generally and general principles of equity (whether considered in a proceeding at law or in equity). Upon the execution and delivery by RBS of the Related Agreements to which it is a party, each of such Related Agreements will constitute the legal, valid and binding obligation of RBS, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer or similar laws affecting the enforcement of creditors' rights generally and general principles of equity (whether considered in a proceeding at law or in equity). RBS has the requisite right, power and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party, and to perform its obligations and consummate the Contemplated Transactions, and such action has been duly authorized by all necessary corporate action.

(b)   Except as set forth on Schedule 4.2(b) (such actions listed on Schedule 4.2(b), the "RBS Required Consents"), the execution, delivery and performance by RBS of this Agreement (excluding, for this purpose, Section 7.12(b)(ii)) or any of the Related Agreements to which it is a party, and the consummation of the Contemplated Transactions, does not and will not: (i) violate any provision of the Governing Documents of RBS or its Subsidiaries, or any resolution adopted by the board of directors or shareholders (or similar management group) of RBS or its Subsidiaries; (ii) violate or conflict with any material provisions of any Legal Requirements or any Order to which RBS or its Subsidiaries may be subject; (iii) violate, conflict with, result in a material breach of, constitute (with due notice or lapse of time or both) a material default or cause any material obligation, penalty or premium to arise or accrue under any Contract to which RBS or any of its Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets is subject; or (iv) result in the creation or imposition of any Encumbrance except Permitted Encumbrances upon any of the properties or assets of the SET Companies. RBS has all necessary corporate authorizations and approvals necessary in connection with this Agreement or the Related Agreements or the consummation of the Contemplated Transactions.

(c)   Except as set forth in Schedule 4.2(c), no material consent, approval, authorization of, declaration, filing, or registration with, any Governmental Body, stockholder or other Person is required to be made or obtained by RBS or any of its Subsidiaries in connection with the execution, delivery, and performance of this Agreement (excluding, for this purpose, Section 7.12(b)(ii)) or the Related Agreements or the consummation of the Contemplated Transactions, including the conduct of the SET Business.

Section 4.3. Bank Holding Company Act Status. RBS is a financial holding company under the Bank Holding Company Act of 1956, as amended, and RBS is not aware of any contemplated or threatened change (by RBS or by any Governmental Body) to that status.

Section 4.4. Legal Proceedings. Except for such of the following matters as, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, an RBS Material Adverse Effect, there is no pending, or, to the knowledge of RBS, threatened, Proceeding by or against RBS or that could reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, any of the Contemplated Transactions. Prior to the date of this Agreement, RBS has informed Sempra Energy in a true and complete manner of the progress of material discussions with FERC, the FSA and the Federal Reserve Board with respect to the transactions contemplated under this Agreement and the Related Agreements, including any material issues relating to filings to be made to, or authorizations or orders to be sought from, FERC, the FSA and the Federal Reserve Board.

Section 4.5. Brokers or Finders. None of RBS or its Subsidiaries or any of their Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with the Contemplated Transactions for which Sempra Energy, the Partnership or the SET Companies could be liable.

Section 4.6. Available Funds. RBS has available to it all funds necessary for its payments and contributions to the Partnership and Sempra Energy required under Article II.

Section 4.7. The Partnership. As of the Closing Date:

(a)   The Partnership was duly formed and is validly existing as a limited liability partnership under the laws of the United Kingdom.

(b)   Neither RBS nor the Partnership has taken any action, nor have any other steps been taken or legal proceedings been started or (to the best of the Partnership's knowledge and belief) threatened against RBS or the Partnership, for the Partnership's winding-up, dissolution, administration or reorganization or for the appointment of a custodian, receiver, administrator, administrative receiver, liquidator, trustee or similar officer of it or of any or all of its assets or revenues.

(c)   The Partnership has not conducted any business prior to the Closing Date. Other than through RBS or its Subsidiaries as members, the Partnership does not have any creditors or claims (at law or in equity) with respect to its assets.

(d)   Upon execution of the LLP Agreement, subject to any conditions to the execution thereof in this Agreement or any Related Agreement, the Sempra Partners will be admitted as members of the Partnership and will not have any claims or Encumbrances upon their capital account balances or other entitlements under the LLP Agreement except as reflected in the LLP Agreement.

Section 4.8. No Other Representation. Except for the representations and warranties contained in this Article IV, neither RBS nor any other Person acting on behalf of RBS makes any representation or warranty, express or implied, regarding RBS or any of its Subsidiaries.

ARTICLE V.
CONDITIONS PRECEDENT TO RBS' OBLIGATION TO CLOSE

The obligation of RBS to consummate the transactions provided for in this Agreement is subject to the satisfaction, as of the Closing, of each of the following conditions (any of which may be waived in writing by RBS, in whole or in part):

Section 5.1. Accuracy of Representations. Each of the Sempra Parties' representations and warranties in Article III of this Agreement shall be true and accurate in all respects (without regard to any express qualifier therein as to materiality or Material Adverse Effect), except for such inaccuracies that have been cured prior to Closing or that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a SET Material Adverse Effect.

Section 5.2. Performance. Each of the covenants and obligations that Sempra Energy or any of its Subsidiaries, including the Sempra Parties, is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed or complied with in all material respects.

Section 5.3. Material Consents and Governmental Approvals. Each of the Material Consents and Material Governmental Approvals shall have been obtained and shall be in full force and effect, all such Material Governmental Approvals shall be final orders not subject to any unfulfilled conditions to their effectiveness, and none of the Material Governmental Approvals shall impose terms or conditions that, individually or in the aggregate with other terms and conditions, (a) have resulted in or would reasonably be expected to result in a SET Material Adverse Effect, or (b) are or would reasonably be expected to be unduly burdensome to any material portion of the business of RBS and its Subsidiaries (other than the Partnership or any SET Companies) including any material change in such business or portion thereof, or any requirement to dispose of or cease engaging in, owning or operating any material asset or business.

Section 5.4. Additional Documents. Sempra Energy shall have caused the documents and instruments required by Section 2.5 to be executed and delivered by the Sempra Parties, as applicable, and each such document and instrument shall be in full force and effect and shall not have been materially breached by any party thereto (other than RBS).

Section 5.5. Orders. There shall not be in effect any Order of any Governmental Body of competent jurisdiction enjoining the consummation of the Contemplated Transactions. There shall not be, at the time of Closing, any pending suit, action or proceeding before any Governmental Body seeking to restrain or prohibit the consummation of the Closing in accordance with the terms and conditions hereof, which, considering the merits of the claims, the defenses (procedural and substantive) available thereto and the likelihood that the opposing parties will ultimately prevail, is likely to have a SET Material Adverse Effect or an RBS Material Adverse Effect.

Section 5.6. Material Adverse Effect. There shall not have occurred since the date hereof and be continuing a SET Material Adverse Effect.

Section 5.7. Closing Certificate. Sempra Energy shall have delivered (or caused to be delivered) to RBS a certificate of a duly authorized officer of Sempra Energy, dated as of the Closing Date, certifying, to the Knowledge of such officer, the conditions set forth in Sections 5.1 and 5.2 have been met and satisfied.

Section 5.8. U.S. Entities Conversion. The entities listed on <u>Schedule 7.12(c)</u> may be reorganized and shall have been converted into entities eligible to elect to be an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code, and each such entity will be treated as an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code; <u>provided</u> that this condition is deemed satisfied if the Closing occurs on or after November 30, 2007.

Section 5.9. Operating Agreement. Sempra Energy has provided RBS with evidence of the termination of the Operating Agreement and complete payment of all "Agreed Payments" (and as defined) under the "Agreement Related to Operating Agreement dated August 6, 1997", among the parties to the Operating Agreement, dated as of July 9, 2007 (the "<u>OA Termination Agreement</u>").

ARTICLE VI.
CONDITIONS PRECEDENT TO SEMPRA ENERGY'S OBLIGATION TO CLOSE

The obligation of the Sempra Parties to sell the Transferred Company Interests and to take the other actions required to consummate the transactions provided for in this Agreement is subject to the satisfaction, as of the Closing, of each of the following conditions (any of which may be waived in writing by Sempra Energy in whole or in part):

Section 6.1. Accuracy of Representations. Each of RBS' representations and warranties in Section IV of this Agreement shall be true and accurate in all respects (without regard to any express qualifier therein as to materiality or material adverse effect), except for such inaccuracies that, singly or in the aggregate, have not resulted in, and would not reasonably be expected to result in, an RBS Material Adverse Effect.

Section 6.2. RBS and Partnership's Performance. Each of the covenants and obligations that RBS and the Partnership are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed or complied with in all material respects.

Section 6.3.   **Material Consents and Governmental Approvals**. Each of the Material Consents and Material Governmental Approvals shall have been obtained and shall be in full force and effect, all such Material Governmental Approvals shall be final orders not subject to any unfulfilled conditions to their effectiveness and none of the Material Consents or Material Governmental Approvals shall impose terms or conditions that, individually or in the aggregate with other terms and conditions, (a) have resulted in or would reasonably be expected to result in a SET Material Adverse Effect or (b) are or would reasonably be expected to be unduly burdensome to any material portion of the business of Sempra Energy and its Subsidiaries (other than any SET Companies) including any material change in such business or portion thereof, or any requirement to dispose of or cease engaging in, owning or operating any material asset or business.

Section 6.4.   **Additional Documents**. RBS shall have caused the documents and instruments required by Section 2.5(c) – (d), including the Indemnity Agreement, to be executed and delivered by RBS or the Partnership, and each such document and instrument shall be in full force and effect and shall not have been materially breached by any party thereto (other than the Sempra Parties or their Subsidiaries).

Section 6.5.   **Orders**. There shall not be in effect any Order of any Governmental Body of competent jurisdiction enjoining the consummation of the Contemplated Transactions. There shall not be, at the time of Closing, any pending suit, action or proceeding before any Governmental Body seeking to restrain or prohibit the consummation of the Closing in accordance with the terms and conditions hereof, which, considering the merits of the claims, the defenses (procedural and substantive) available thereto and the likelihood that the opposing parties will ultimately prevail, is likely to have an RBS Material Adverse Effect or a SET Material Adverse Effect.

Section 6.6.   **Material Adverse Effect**. There shall not have occurred and be continuing an RBS Material Adverse Effect.

Section 6.7.   **Closing Certificate**. RBS shall have delivered (or caused to be delivered) to Sempra Energy a certificate of a duly authorized officer of RBS, dated as of the Closing Date, certifying, to the Knowledge of such officer, the conditions set forth in Sections 6.1 and 6.2 have been met and satisfied.

Section 6.8.   **U.S. Entities Conversion**. The entities listed on Schedule 7.12(c) may be reorganized and shall have been converted into entities eligible to elect to be an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code, and each such entity will be treated as an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code; provided that this condition is deemed satisfied if the Closing occurs on or after November 30, 2007.

ARTICLE VII.
ADDITIONAL COVENANTS

Section 7.1. **Conduct of SET Companies**. From and after the date hereof until the Closing, Sempra Energy shall (and shall cause its Subsidiaries to) continue to take such action necessary to operate the SET Companies and the SET Business only in the Ordinary Course of Business and to use commercially reasonable efforts to continue to maintain, in all material respects, its properties in accordance with past practices and in a condition suitable for their current use. Notwithstanding the foregoing, except as part of the reorganization contemplated by Section 6.8, any reorganization of any foreign entity into an entity eligible to be treated as a pass through entity for purposes of U.S. federal, state or local Tax law, or part of a reorganization that will allow a Qualifying Subsidiary to sell, assign and deliver to the Partnership the Transferred Companies (so long as any such reorganization has no adverse impact on the Partnership or RBS), or required (including by virtue of being an express condition to closing) or explicitly permitted by the terms of this Agreement or the Related Agreements or with the prior written consent of RBS (such consent not to be unreasonably withheld or delayed), Sempra Energy shall (and shall cause its Subsidiaries to):

(a)   not amend or otherwise alter (or propose any amendment or alteration to) the Governing Documents of any of the SET Companies;

(b)   not create or issue any Equity Commitments, or redeem any Equity Interest of the SET Companies;

(c)   with respect to Sempra Energy and its Subsidiaries other than the SET Companies, continue to provide all services previously provided to the SET Companies in accordance with the Ordinary Course of Business;

(d)   not make any sale, assignment, transfer, abandonment, or other conveyance of any asset used in the SET Business or any Contract relating to the SET Business (other than any Trading Agreement, the proposed sale of a seat on the NYMEX, and the sale of computer trading models with respect to metals and related Commodity Transactions), in each such case unless (i) such asset or Contract is not material to the SET Companies or, if material, such transaction was in the Ordinary Course of Business or (ii) such transaction is a sale or other disposition of minority equity interests (representing less than 20% of the outstanding equity of such entity) held by any of the SET Companies for investment purposes;

(e)   not consent to any action outside of the Ordinary Course of Business of Sempra Energy or its Subsidiaries (other than the SET Companies) with respect to the operations of the SET Companies;

(f)   with respect to Sempra Energy and its Subsidiaries (other than solely by the SET Companies), not create or permit to be created (i) any Encumbrance on the Transferred Company Interests or (ii) any Encumbrance (other than a Permitted Encumbrance) on any asset of the SET Companies other than in the Ordinary Course of Business or that would not materially and adversely affect the ability of the Partnership or the SET Companies to conduct the SET Business as currently conducted consistent with past practices after the Closing Date or as contemplated in this Agreement or any of the Related Agreements;

(g)   not enter into or materially amend, modify, extend, renegotiate or terminate any SET Business Material Contract (as defined solely in subsections (i) through (xi) of Section 3.9(d), excluding SET Business Material Contracts as defined in Section 3.9(d)(x) that are in respect of trading authority or Trading Agreements);

(h)   not change any method of accounting or accounting principle that relates to the SET Business or the SET Companies, except such changes as are required by a change in GAAP or that do not, and could not be reasonably expected to, impact the Closing Balance Sheet or the Final Balance Sheet (or any portion thereof) or restrict or have a material adverse effect in any manner on the post-Closing accounting or accounting principles of the Partnership, the SET Business or the SET Companies;

(i)   not make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, settle or compromise any proceeding with respect to any Tax claim or assessment relating exclusively to the SET Companies, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating exclusively to the SET Companies, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax relating to the SET Companies, except with respect to any of the foregoing in this Section 7.1(i), such changes or actions that do not, and would not be reasonably expected to, materially impact the Taxes, Tax refunds, claims or assessments, or Tax accounting or reporting of the Partnership, the SET Business or the SET Companies, in each case solely for a taxable period that begins on or after the Closing Date or for the portion of a Straddle Period that begins on or after the Closing Date;

(j)   not cease to operate any of the SET Core Businesses;

(k)   not enter into any new material business line;

(l)   not purchase or otherwise acquire (x) any material assets (other than in the Ordinary Course of Business or otherwise in connection with any Trading Agreements) whether in one transaction or a series of related transactions for an aggregate purchase price exceeding $10,000,000, (y) any Physical Energy Infrastructure Assets, or (z) any Equity Interest in any entity whose equity is not publicly traded other than in the Ordinary Course of Business, or a five percent or greater Equity Interest in any entity whose equity is publicly traded;

(m)   not materially change the credit policies used by the SET Companies, except as consistent with past practice or as reasonably required due to changes in market conditions;

(n)   not agree, consent to or otherwise permit an increase in or modification to, or grant exceptions to, the "value at risk" limits for the SET Companies in effect as of

December 31, 2006 (as set forth on Schedule 7.1(m) hereto), which individually or together constitute an increase in permitted "value at risk" limits for the SET Companies of 20% or more above those limits in effect as of December 31, 2006, except for such increase, modification or exception permitted or granted on a temporary basis consistent with past practice or as reasonably required due to changes in market conditions;

(o)   except as disclosed on Schedule 7.1(o), (i) not materially alter the total compensation of any employee of the SET Companies who the SET Companies (x) have committed to pay a twenty-five percent (25%) or greater share of the Net Trading Revenue (or other revenue, income or margin metric) generated by such employee (directly or through the results of a group of employees), (y) guaranteed total annual compensation in excess of $2,000,000 or (z) is a Senior Managing Director or an employee equivalent in stature to an employee holding such title or who, within the preceding twelve (12) months, had been employed at or above the level of Senior Managing Director or an equivalent stature, (ii) not grant any severance or termination pay to any present or former director, manager, officer or employee of any of the SET Companies other than in accordance with Schedule 7.6(h); (iii) not establish, adopt, enter into, amend or terminate any SET Company Plan or collective bargaining agreement (other than as may be required by the terms of an existing SET Company Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify under Sections 401 and 501), or (iv) not grant any equity or equity-based awards to any present or former director, manager, officer or employee of any of the SET Companies; or

(p)   not enter into any Contract or take any action to do or engage (or commit to do or engage) in any of the foregoing.

Section 7.2. Information and Access. Prior to Closing, Sempra Energy shall (and shall cause its Subsidiaries to) (a) permit RBS and its Representatives to have reasonable access during normal business hours, and in a manner so as not to interfere with the normal operations, to all premises, properties, personnel, accountants, books, records, contracts and documents of or pertaining to the SET Business; and (b) furnish RBS and its Representatives with all such information and data concerning the SET Business as RBS or its Representatives reasonably may request in connection with their review of information in accordance with subsection (a) of this Section 7.2, except to the extent that such information is subject to attorney-client privilege or furnishing any such information or data would violate any Legal Requirement, Order or Contract applicable to Sempra Energy or any of its Subsidiaries or by which any of the assets of the SET Companies are bound; provided, that Sempra Energy shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to remove any limitation or restriction on access to RBS and its Representatives. Notwithstanding anything in this Section 7.2, subject to Section 10.3, Sempra Energy will not be required to permit access to or furnish Tax Returns, books, records, contract, documents, information or data relating to Taxes that do not exclusively relate to the SET Business.

Section 7.3. Notices of Certain Events.

(a)   Prior to the Closing, each of Sempra Energy and RBS shall (and shall cause their Subsidiaries to) promptly notify the other Party of:

(i)   any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the Contemplated Transactions;

(ii)   any material written notice or other material written communication to or from any Governmental Body (other than the FSA) in connection with the Contemplated Transactions;

(iii)   the progress of material discussions with the FSA to be provided through updates to Sempra Energy by RBS promptly following such discussions; and

(iv)   promptly after such Party's obtaining Knowledge of the same, of any material inaccuracy, or material violation or material breach by such Person, of any of its representations or warranties herein.

(b)   Prior to the Closing, Sempra Energy shall (and shall cause their Subsidiaries to) promptly notify (and with respect to subsections (i) and (ii) below, consult to the extent reasonably practicable, with) RBS regarding:

(i)   the resignation or termination of any employee of the SET Companies holding the position of senior managing director (or any more senior position) or any employee with annual compensation of $2,000,000 or greater;

(ii)   any material disputes (including litigation or written notice threatening litigation) with counterparties to Trading Agreements involving alleged damages, or loss or diminution of Net Trading Revenue in excess of $10,000,000 per applicable Trading Agreement (or series of related Trading Agreements with the same or related counterparties); and

(iii)   any SET Company entering into, materially amending, modifying, extending or renegotiating any SET Business Material Contract of the type described in subsections (xiii), (xiv) or (xv) of Section 3.9(d).

Section 7.4. Filings; Reasonable Best Efforts to Close.

(a)   Until the Closing Date, Sempra Energy and RBS shall (and shall cause their respective Subsidiaries to), as promptly as practicable, (i) use their reasonable best efforts (except as otherwise specified in Section 7.12(b)) to obtain all consents, approvals or actions of, make all filings with and give all notices to any Governmental Body or any other Person required of the Parties, as the case may be, to consummate the transactions contemplated hereby and by the Related Agreements to which it is a party, including all Material Governmental Approvals and the items set forth on Schedules 3.2(b), 3.2(c), 4.2(b) and 4.2(c); (ii) use their reasonable best efforts (except as otherwise specified in Section 7.12(b)) to obtain all consents, approvals or actions of, make all filings with and give all notices to any Governmental Body or any other Person necessary for RBS to obtain Governmental Authorizations from the same Governmental Bodies and on substantially the same terms and conditions as those Governmental Authorizations set forth in Schedule 7.4(a)(ii) ("RBS Governmental Licenses"); (iii) provide such other information and communications to any such Governmental Body or other Persons as such Governmental Body or other Persons may reasonably request in connection with the activities listed in this Section 7.4; and (iv) provide reasonable cooperation to the other Party in connection with the performance of their obligations under this Section 7.4. The Parties will provide prompt notification to each other when any such consent, approval, action, filing or notice referred to in clauses (i) and (ii) above is obtained, taken, made or given, as applicable, will keep each other reasonably informed as to the progress of any such actions and will advise each other of any communications (and, unless precluded by any Legal Requirement, provide copies of any such communications that are in writing) with any Governmental Body or other Person regarding any of the transactions contemplated by this Agreement or any of the Related Agreements.

(b)   Upon the terms and subject to the conditions set forth in this Agreement, each of Sempra Energy and RBS shall (and shall cause their respective Subsidiaries to) use their reasonable best efforts (except to the extent a different standard is expressly provided for in this Agreement) to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Sempra Energy, RBS, the Partnership or any of their respective Subsidiaries to (or to agree to) dispose of any material assets, make material change in a material portion of its business, or pay Cash or give any other material consideration to a third party (except for the incurrence of reasonable costs and expenses by the Partnership or the SET Companies that are not material in the context of the commercial objectives to be achieved by the subject efforts of such Person) to obtain the approval, consent or other action of any Governmental Body or other Person in connection with the transactions contemplated hereby or any Related Agreements.

Section 7.5. Financial Statements.

(a)   From the date of this Agreement through the Closing Date, within forty-five (45) days after the end of each calendar quarter commencing with the quarter ending June 30, 2007, Sempra Energy shall provide RBS with a copy of financial statements and other materials comparable to the Unaudited Financial Statements of the SET Companies, in each case prepared in accordance with GAAP as of and for the three-month, six-month or nine-month period, as applicable, then ended, and (ii) if the applicable calendar quarter is as of the end of any calendar year, audited financial statements for the SET Audited Entities and statistical report data with respect to the SET Companies for such calendar year; provided, that to the extent necessary, Sempra Energy may provide such audited financial statements within 90 days after the end of such calendar year. In addition, the audited balance sheet of the each of the SET Companies for which audited statements are prepared, on a stand alone basis, as of December 31, 2006 and the related statements of operations and cash flows for the year ended December 31, 2006, including any notes thereto, which become available between signing and closing, will be provided promptly to RBS.

(b)   From the date of this Agreement through the Closing Date, within twenty (20) days after the end of each calendar month, Sempra Energy shall provide RBS with copies of the unaudited management and operating reports of the SET Companies or relating to the SET Business prepared in accordance with past practice for each such calendar month.

Section 7.6. Employees and Employee Benefits.

(a)   <u>Employees</u>.

(i)   The Parties intend that all SET Company Employees who are actively at work on the Closing Date shall continue to be employed by the SET Companies immediately after the Closing Date (such SET Company Employees, the "<u>Transferred Employees</u>"); provided that neither the Partnership nor the SET Companies shall have any obligation to continue employing such SET Company Employees for any length of time thereafter.

(ii)   With respect to those SET Company Employees who are not actively at work on the Closing Date because they are on approved short-term disability or long-term disability leave in accordance with the Sempra Plans (the "<u>Inactive Employees</u>"), from and after the Closing Date, Sempra Energy shall retain all liability and obligations in respect of such Inactive Employees, and shall continue to cover such Inactive Employees under the Sempra Plans; provided that, if any such Inactive Employee returns to active work at the conclusion of such leave, and in any case within six months following the Closing Date (or such longer period as is required by applicable law), such Inactive Employee shall become a "<u>Transferred Employee</u>" for purposes hereunder as of the date of such person's return to active employment with the SET Companies (the "<u>Transfer Date</u>").

(b)   Sempra Parties' Employee Liabilities. Sempra Energy shall retain and satisfy any and all responsibility, and RBS and the Partnership shall have no liability or responsibility whatsoever, for any and all claims, liabilities and obligations, whether contingent or otherwise, except to the extent such liabilities, claims and obligations are accrued on the Closing Balance Sheet, relating to:

(i)   any person who is not a Transferred Employee, including, without limitation, any unpaid salary, wages, bonuses or other compensation or severance pay, benefits or group health care coverage required by Section 4980B of the Code or Section 601 of ERISA or similar state law, whether arising on, prior to or after the Closing Date; and

(ii)   the Sempra Plans and SET Company Plans that are not Company Plans (as defined below), whether arising on, prior to, or after the Closing Date.

(c)   RBS Employee Liabilities. RBS shall have sole responsibility and liability, and the Sempra Parties and the Partnership shall have no responsibility or liability, for any claims or causes of action of SET Company Employees under Legal Requirements with respect to employment, wage and working condition matters that arise as a direct result of acts solely by RBS following the date hereof and prior to the Closing Date.

(d)   Employee Benefits; General. Schedule 7.6(d) sets forth a list of all Sempra Plans and SET Company Plans that are sponsored exclusively by the SET Companies (and that are not sponsored by Sempra Energy or any of its other affiliates) (the "Company Plans"). As of the Closing Date, the SET Companies shall cease to be participating employers under the Sempra Plans and the SET Company Plans that are not Company Plans ("Parent Plans"). As of the Closing Date (or Transfer Date, if applicable), Transferred Employees shall cease to accrue any further benefits as active participants and shall have no rights to continue as active participants under the Parent Plans (without derogation of their rights as vested, terminated participants).

(e)   Non-US Employee Benefits. For non-US-based Transferred Employees, subject to Legal Requirements, RBS will cause the SET Companies to provide such Transferred Employees (as a group), during the period beginning immediately following the Closing Date (or Transfer Date, if applicable) and ending on the first anniversary of the Closing Date (the "Continuation Period"), with employee benefits (other than equity-based plans, programs and policies) that are no less favorable in the aggregate to those employee benefits provided as of the date hereof under the Company Plans.

(f)   US Welfare Benefits.

(i)   For US-based Transferred Employees, RBS will cause the SET Companies to provide such Transferred Employees (as a group), during the Continuation Period, with health and welfare employee benefits (whether or not subject to ERISA) (other than equity-based plans, programs or policies) that are substantially similar in the aggregate to those employee health and welfare benefit plans, programs and policies that are maintained by RBS from time to time for the benefit of similarly situated employees of RBS (any such employee health and welfare benefit plans of RBS in which Transferred Employees become eligible to participate after the Closing Date shall be referred hereinafter as "RBS Welfare Plans").

(ii)   With respect to the RBS Welfare Plans, except to the extent otherwise required by applicable law, RBS shall cause the SET Companies to use commercially reasonable best efforts:

(1)   with respect to each such plan that is a medical or health plan, to waive, or cause the waiver of, any exclusions for pre-existing conditions and waiting periods for each Transferred Employee and his/her dependents to the extent that such pre-existing condition exclusions and waiting periods were previously satisfied under the comparable Sempra Plan or SET Company Plan for the plan year that includes such transfer;

(2)   with respect to each such plan that is a medical or health plan, to provide each Transferred Employee with credit for any deductibles and out-of-pocket expenses paid or incurred by such Transferred Employee prior to his or her transfer to the RBS Welfare Plan (to the same extent such credit was given under the comparable Sempra Plan or SET Company Plan) in satisfying any applicable deductible or out-of-pocket requirements under such RBS Welfare Plan for the plan year that includes such transfer; and

(3)   to recognize service of the Transferred Employees credited by the Sempra Parties solely for purposes of eligibility to participate and vesting in any RBS Welfare Plan in which the Transferred Employees are eligible to participate after the Closing Date to the extent that such service was recognized for that purpose under the comparable Sempra Plan or SET Company Plan prior to such transfer;

provided, that in no event shall the Transferred Employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Sempra Energy will make available to RBS employee participation data and year-to-date deductibles and out of pocket expenses as of the Closing Date.

(g)   U.S. Retirement Benefits.

(i)   During the Continuation Period, RBS will cause the SET Companies to continue the Sempra Energy Trading Retirement & Savings Plan and the related trust (the "SET Company 401(k) Plan") for the benefit of the US-based Transferred Employees, and to continue to make employer matching and profit sharing contributions thereunder on substantially the same terms as are in effect on the date hereof. The SET Company 401(k) Plan will be amended to allow the immediate entry, as of immediately following the Closing Date (or Transfer Date, if applicable), of those Transferred Employees who, immediately prior to Closing, were active participants under the Sempra Energy Savings Plan (the "Sempra 401(k) Plan"). RBS shall cause the SET Companies to recognize service of the Transferred Employees credited by the Sempra Parties solely for purposes of eligibility to participate and vesting (but not for any other purpose, including benefit accruals) in the SET Company 401(k) Plan and any other RBS retirement plan in which the Transferred Employees are eligible to participate after the Closing Date to the extent that such service was recognized for that purpose under the comparable Sempra Plan or SET Company Plan prior to the Closing Date (or Transfer Date, if applicable); provided, however, that in no event shall the Transferred Employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Sempra Energy will make available to RBS employee participation data, including service credit, as of the Closing Date.

(ii)   In addition, for US-based Transferred Employees, RBS will cause the SET Companies to make special employer contributions under the SET Company 401(k) Plan (or under a non-qualified mirror savings plan to be established by RBS for this purpose, to the extent such contributions cannot be made under the SET Company Plan due to limits imposed under the Code) on behalf of each Transferred Employee who was an active participant under the Sempra Energy Cash Balance Plan immediately prior to the Closing Date. Such special employer contributions shall be determined in accordance with Schedule 7.6(g). Sempra Energy shall make contributions under the Sempra Energy Cash Balance Plan and Sempra Energy Excess Cash Balance Plan on behalf of Transferred Employees in respect of all periods through and including the Closing Date (or Transfer Date, if applicable).

(iii)   Effective as of the Closing (or Transfer Date, if applicable), the Transferred Employees who have an account balance in the Sempra 401(k) Plan shall be entitled to receive a distribution of their account balance in accordance with the terms of the Sempra 401(k) Plan and shall be permitted to roll over their eligible rollover distributions, which may include promissory notes evidencing outstanding participant loans ("Loans") under the Sempra 401(k) Plan upon the same terms and conditions as in effect under the Sempra 401(k) Plan immediately prior to the rollover of such Loan. Sempra Energy and the Sempra 401(k) Plan shall not place any Transferred Employee's Loan into default so long as such employee transfers such employee's account balance under the Sempra 401(k) Plan, together with the Loan, to the SET Company 401(k) Plan through a direct rollover.

(iv)   Sempra Energy shall take all action necessary to fully vest all Transferred Employees, as of the Closing Date (or Transfer Date, if applicable), under the Sempra 401(k) Plan and the Sempra Energy Cash Balance Plan. Sempra Energy shall take all action necessary to ensure that each Transferred Employee who participates in the Sempra Energy Excess Cash Balance Plan immediately prior to the Closing Date shall receive credit (for purposes of vesting under such plan) for all service with the SET Companies following the Closing Date.

(h) Severance and Salary Protection.

(i) RBS shall cause the SET Companies to provide severance benefits to Transferred Employees who experience a qualifying termination of employment during the Continuation Period on terms no less favorable than those described in Schedule 7.6(h).

(ii) Subject to the proviso in Section 7.6(a)(i), RBS shall cause the SET Companies to provide each Transferred Employee, during any portion of the Continuation Period that such employee is a Transferred Employee employed by the SET Companies, a rate of base salary that is not less than the rate of base salary that such Transferred Employee received immediately prior to the Closing Date.

(i) Vacation, Sick Leave and Flex Days. RBS shall cause the SET Companies to honor each Transferred Employee's unused vacation, sick leave and flex days accrued to the SET Companies as of the Closing Date, under the relevant SET Company Plan.

(j) Equity Incentives Programs. Neither RBS, the Partnership nor the SET Companies shall assume or have any liability or obligation in respect of any options, warrants, stock appreciation, phantom stock, restricted stock unit or other similar rights or equity based awards with respect to any security of Sempra Energy, and all such awards shall remain the sole responsibility of Sempra Energy.

(k) Retiree Medical. With respect to those Transferred Employees who, as of the Closing Date (or Transfer Date, if applicable) were vested and eligible to enroll under the Sempra Plans (that are not SET Company Plans) that provide for retiree welfare benefits (medical, dental or life), each of whom is listed on Schedule 7.6(k), Sempra Energy shall take such action as is necessary under such Sempra Plans to provide that such Transferred Employees shall remain eligible to enroll for such benefits under such Sempra Plans as in effect from time to time following such Transferred Employee's termination of employment with the SET Companies. The Sempra Parties shall retain all retiree medical liabilities under the Sempra Plans and the SET Companies and the Partnership shall have no liability or obligation in respect of retiree welfare obligations under the Sempra Plans.

(l) Other Compensation Plans, Programs and Policies. Following the Closing Date, all other compensation plans, programs and policies not specifically addressed above, including those covering incentives, retention payments, base pay, hiring bonuses, and special awards, covering employees of the SET Companies will be administered according to the discretion and direction of the Board of the Partnership, consistent with RBS policies.

(m)   No Third Party Beneficiary Rights. Nothing contained herein, whether express or implied shall be treated as an amendment or other modification of any compensation or benefit plan. This Section 7.6 shall inure exclusively to the benefit of, and be binding solely upon, the parties to this Agreement and their respective successors, permitted assigns, executors and legal representatives. Nothing in this Section 7.6, expressed or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider or any such Person's alternate payees, dependents or beneficiaries, whether in respect of continued employment or resumed employment, compensation, employee benefits or otherwise.

Section 7.7.   Retention of and Access to Records.

(a)   After the Closing Date, Sempra Energy shall (and shall cause its respective Subsidiaries to) retain those books and records not primarily relating to the SET Business and not held by the SET Companies and shall provide RBS, the Partnership, their Subsidiaries and their Representatives reasonable access to such books and records relating in any manner to the SET Business (other than books and records relating to Taxes, access to which is governed exclusively by Section 10.3(d)), during normal business hours and on reasonable notice, for any reasonable business purpose, including without limitation to enable them to prepare financial statements or tax returns, deal with tax audits or as they may otherwise reasonably request.

(b)   After the fifth anniversary of the Closing Date, assuming the tax years are closed with respect to such entities (or such later date as may be required under Legal Requirements applicable to RBS, the Partnership or any of their Subsidiaries), Sempra Energy or its Subsidiaries may elect to destroy any books and records described in Section 7.7(a), upon thirty days' prior written notice of such determination being given to the Partnership; provided, that at the request (made prior to the end of such thirty-day period) and expense of the Partnership, Sempra Energy or its Subsidiary (as applicable) shall deliver such books and records to the Partnership in lieu of destroying them. RBS, the Partnership and any of their Subsidiaries shall, prior to the fifth anniversary of the Closing Date or thereafter during the effective term of the requirements under this Section 7.7(b), advise Sempra Energy as to the Legal Requirements referred to in the immediately preceding sentence. Notwithstanding anything in this Section 7.7(b), Sempra Energy will only be required to deliver to the Partnership the portions of such books and records that relate to the SET Business or SET Companies and may redact any statements or other information on the portions of such books and records that do not relate to the SET Business or SET Companies.

Section 7.8.   Further Assurances.

(a)   The Parties shall (and shall cause their respective Subsidiaries to) cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall furnish upon request to each other such further information as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

(b)   The Parties shall use their reasonable best efforts to restructure the transactions contemplated by this Agreement to permit the Closing to occur prior to obtaining one or more of the approvals required by clause (vii)(b) of the definition of Material Governmental Approvals, including by deferring the transfer of all or part of the SET Business in certain jurisdictions, liquidating trading positions or other steps to avoid any delay in Closing as a result of the failure to obtain or delay in obtaining such approvals; provided, that no party shall be required to agree to take or refrain from taking any action pursuant to Section 7.8(b) that has more than an immaterial impact on the economic benefits or risks of the transactions contemplated by this Agreement to such party.

(c)   Subject to the terms and conditions of this Agreement, at any time or from time to time after the date of this Agreement, at any Party's reasonable request and without further consideration, each Party shall do all acts and things as may be necessary or desirable and are within its control to carry out the intent of this Agreement and the Related Agreements, including executing and delivering further instruments of sale, transfer, conveyance, assignment, novation, confirmation or other documents that may be reasonably required and providing additional materials and information.

Section 7.9. No Shop. Sempra Energy agrees that, between the date of this Agreement and the date this Agreement is terminated, it shall not, directly or indirectly, through any Subsidiary, affiliate, representative, consortium or otherwise, initiate, solicit or encourage, participate in discussions, or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement or other similar agreement with respect to any sale, lease or other transfer (in whole or part) of any interest in the SET Business or the SET Companies other than pursuant to Permissible Trading Activities (including the granting of Encumbrances described in clause (f) of the definition of "Permitted Encumbrances" made in connection with Permissible Trading Activities) or any merger, consolidation or business combination involving the SET Business or the SET Companies other than any such transactions among and with respect to Sempra Energy and its Subsidiaries and affiliates, or the purchase of all or any substantial portion of the assets used in the conduct of the SET Business, or any similar extraordinary transaction with respect to the SET Business or the SET Companies.

Section 7.10. Transition Services Agreement. On the Closing Date, RBS and Sempra Energy shall cause the Partnership or some or all of the SET Companies, as appropriate, to enter into one or more agreements for the use of assets and provision of services at a cost-based price in accordance with the same methodology as provided in Section 13.1 of the LLP Agreement and on other terms no less favorable to the SET Companies and the Partnership than the terms on which Sempra Energy provides similar goods and services to other Sempra Energy affiliated companies ("Transition Services Agreement") providing for (a) the shared use by the Partnership of certain assets not owned or held by the SET Companies but used in connection with the SET Business, and (b) the provision of services currently provided by Sempra Energy or any Subsidiary of Sempra Energy other than the SET Companies in connection with the SET Business, including corporate secretary/legal, regulatory, shared contracts/license, tax, audit, IT and accounting services.

Section 7.11. Other Agreements. Effective as of the Closing Date, RBS, Sempra Energy and their Subsidiaries, as applicable, will enter into each of the Related Agreements substantially in accordance with the attached form agreements or term sheets.

Section 7.12. Transition Plans; Novation.

(a)   Within 15 days after the execution date of this Agreement, Sempra Energy and RBS shall form one or more joint transition teams (including, as appropriate, members selected from the SET Companies) to plan for and perform various activities set forth in this Section 7.12, as well as other activities to be performed between the date of this Agreement and Closing.

(b)   From the date of this Agreement until the actions and events contemplated by clauses (i) through (iii) below are completed, Sempra Energy and RBS shall (and Sempra Energy shall cause its Subsidiaries to) use their commercially reasonable efforts to cooperate in good faith and take all reasonable steps necessary to (and without unreasonable disruptions to):

(i)   prior to Closing, conduct a program to secure the execution by Third Parties of all Consents and conveyance documents regarding the Contemplated Transactions as required to satisfy the conditions set forth in Sections 5.3 and 6.3;

(ii)   conduct a program to secure consents, if any are required, from Third Parties to the Trading Agreements and the SET Business Material Contracts in order for RBS to assume all rights and obligations under these contractual arrangements as soon as possible after Closing, either by assignment of the Contracts or by RBS entering into new agreements with the Third Parties; and

(iii)   cause Sempra Energy and its Subsidiaries to be released from any guarantee, credit support or other financial arrangement for the benefit of the customers and creditors of the SET Companies, including obtaining waivers and consents from any applicable Persons to replace any such credit support with appropriate credit support from RBS.

(c)   On or before the Closing, Sempra Energy shall convert the entities listed on Schedule 7.12(c) to entities eligible to elect to be an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code, and each such entity shall have elected to be an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code and shall take such other corporate reorganization steps as are necessary or desirable to achieve the intended tax effects of such conversions**.**

Section 7.13. Termination of Certain Agreements.

(a)   From and after the date hereof until completed, Sempra Energy shall, and shall cause its Subsidiaries to, terminate (without any default, charge, cost or penalty of any kind to RBS or its Subsidiaries or the SET Companies) all of the Affiliate Agreements (including for this purpose, Trading Agreements with Affiliates) other than those set forth on Schedule 7.13(a) (which schedule, for the avoidance of doubt, may be updated at any time from the date hereof up to the Closing Date), with effect as of the Closing Date.

(b)   On or before the Closing, RBS shall terminate its joint venture with Macquarie Bank Limited and its affiliates relating to commodities trading activities; provided that RBS and its Subsidiaries may continue to hold trades made prior to the Closing by such joint venture until such trades expire, are sold or are otherwise liquidated; provided, however, RBS shall not, and shall not permit any of its Subsidiaries to, renew or materially amend, modify, extend or renegotiate any such trade.

(c)   With effect as of immediately prior to the Closing, Sempra Energy hereby releases and waives, solely for the benefit of the Partnership, and shall cause all of its Subsidiaries (other than the SET Companies and the Sempra Utilities) to release and waive, all rights and remedies of Sempra Energy and its Subsidiaries (other than the SET Companies) (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against the SET Companies, each of their Subsidiaries, and their respective employees, agents and anyone else acting on any of their behalf in connection with the SET Business, except (i) claims arising under the Affiliate Agreements set forth on Schedule 7.13(a) (which schedule, for the avoidance of doubt, may be updated at any time from the date hereof up to the Closing Date), subrogation rights under any guarantee or other financial assurance and rights and remedies under this Agreement, any of the Related Agreements or any Trading Agreements, (ii) with respect to claims of fraud or misappropriation of material funds or assets, or (iii) to the extent that RBS otherwise consents in writing in its reasonable discretion following the date hereof with respect to the pursuit of any such rights or remedies against employees or other agents of the SET Companies for conduct by such persons occurring prior to the date hereof; provided that, in connection with any Proceedings brought against Sempra Energy or its Subsidiaries, the foregoing release and waiver shall in no way limit the ability of Sempra Energy or its Subsidiaries to raise any defenses or counterclaims related to such Proceedings.

(d)   With effect as of immediately prior to the Closing, the Parties on behalf of the SET Companies hereby releases and waives, and shall cause the SET Companies to release and waive, all rights and remedies of the SET Companies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against Sempra and its Subsidiaries (other than the SET Companies), and their respective employees, agents and anyone else acting on any of their behalf in connection with the business of Sempra and its Subsidiaries (other than the SET Business), except (i) claims arising under the Affiliate Agreements set forth on Schedule 7.13(a) (which schedule, for the avoidance of doubt, may be updated at any time from the date hereof up to the Closing Date) (which shall not include any claim whatsoever of any employees, agents, officers or directors of the SET Companies), subrogation rights under any guarantee or other financial assurance, and rights and remedies under this Agreement, any of the Related Agreements or any Trading Agreements, (ii) with respect to claims of fraud or misappropriation of material funds or assets, or (iii) to the extent that Sempra otherwise consents in writing in its reasonable discretion following the date hereof with respect to the pursuit of any such rights or remedies against employees or other agents of Sempra for conduct by such persons occurring prior to the date hereof; provided that, in connection with any Proceedings brought against the SET Companies, the foregoing release and waiver shall in no way limit the ability of the SET Companies to raise any defenses or counterclaims related to such Proceedings.

Section 7.14. Insurance.

(a)   For all periods through the Closing Date, Sempra Energy will, and will cause its Subsidiaries to, maintain in effect policies of insurance of a nature, in an amount, and against such risks as are substantially consistent with past practice.

(b)   To the extent that coverage under certain Policies has, prior to the Closing, been maintained or provided by Sempra Energy or its Subsidiaries (other than solely by the SET Companies), then from and after the Closing, Sempra Energy shall (and shall cause its Subsidiaries to) use reasonable best efforts (except to the extent a different standard is expressly provided for in this Agreement) to take all action necessary to permit the SET Companies to make any claims under such Policies (including directors and officers insurance) with respect to Out of Pocket and Tax Damages relating to activities occurring on or before the Closing, and shall immediately remit to the Partnership any payments related to such claims received by Sempra Energy and its Subsidiaries.

ARTICLE VIII.
TERMINATION

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Closing solely as follows:

(a)   by mutual written consent of Sempra Energy and RBS; or

(b)   after June 30, 2008, by Sempra Energy or RBS by notice to the other (if none of such terminating Party is then in material breach of this Agreement which breach has caused the Closing not to occur prior to such date), if the Closing has not occurred on or before the date such notice is given.

Section 8.2. Effect of Termination. In the event this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties hereunder shall terminate and this agreement shall become null and void and of no further force and effect, except for the obligations set forth in Section 10.5, this Section 8.2 and Article IX, and except that such termination shall not relieve any Party of any Liability for any knowing breach of this Agreement or fraud prior to such termination.

ARTICLE IX.
INDEMNIFICATION

Section 9.1. Survival. All covenants and other agreements in this Agreement to be performed after the Closing shall survive the Closing and the consummation of the Contemplated Transactions until so performed. All representations and warranties in this Agreement shall survive the Closing and the consummation of the Contemplated Transactions for a period of eighteen (18) months from the Closing Date, except that the representations and warranties contained in Sections 3.1, 3.2, 3.4(a), 3.14, 4.1, 4.2, and 4.5 shall survive indefinitely and the representations and warranties contained in Section 3.13 shall survive until thirty (30) days after the expiration of the applicable statute of limitations; provided that, for the avoidance of doubt, no Section 9.2 Indemnified Person (as defined below) shall be entitled to an indemnity under Section 9.2(a) if such Section 9.2 Indemnified Person is actually indemnified under any other clause in Section 9.2. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and agreements shall not be affected by any investigation conducted with respect to, or any Knowledge actually acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement, except that the right to indemnification with respect to Knowledge acquired prior to Closing shall exist if and only if the party acquiring such Knowledge notified the other parties hereto in writing prior to the Closing Date.

Section 9.2. **Indemnification and Reimbursement by Sempra Energy**. Subject to the limitations set forth in Section 9.4, Sempra Energy will indemnify and hold harmless, without duplication, RBS and its Subsidiaries, and each of their members, officers, agents, employees and other Representatives (collectively, the "Section 9.2 Indemnified Persons"), from and against any and all Out of Pocket and Tax Damages, including any Out of Pocket and Tax Damages to the Partnership and its Subsidiaries, but excluding in the case of clauses (a) and (d) only, De Minimis Damages, resulting from:

(a)   any breach of any representation or warranty made by Sempra Energy in Article III of this Agreement;

(b)   any material breach of or failure to perform or comply with any covenant or agreement of Sempra Energy in this Agreement other than the first sentence of Section 7.1 and Section 7.1(e);

(c)   the California Litigation;

(d)   the Market Behavior Litigation;

(e)   any monetary fines, monetary penalties imposed on the SET Companies by any Governmental Body, and, if such fines or penalties exceed $1,000,000, the associated legal costs and expenses of the SET Companies with respect to the EFS Investigation;

(f)   Tritton;

(g)   the Scheduled Matters;

(h)   any Taxes, fines or penalties imposed under the United Kingdom Legal Requirements and Orders relating to Climate Change Levy, and any associated legal and other professional costs and expenses, as may be applied to the SET Business as conducted on or before the Closing Date;

(i)   the termination of the Operating Agreement, and any and all claims made against RBS, the SET Companies or the Partnership in respect of termination payments (or payments made in lieu of termination payments) pursuant to the OA Termination Agreement, and Taxes (including those arising under Section 409A and 280G of the Code) with respect to any payments under any of the foregoing agreements;

(j)   any income and direct Taxes (including, for the avoidance of doubt, capital gains or corporation tax on capital gains) and withholding Taxes with respect to any taxable period of the Transferred Companies for all taxable periods ending on or before the Closing Date ("Pre-Closing Tax Period") and, for a period of two years following the Closing Date, the Sempra Portion of any other Taxes with respect to the Pre-Closing Tax Period, and in each case with respect to any Straddle Period, for the portion thereof ending on the Closing Date;

(k)   any income Taxes imposed as a result of Treasury Regulation Section 1.1502-6 or comparable provisions of state or local law of the Transferred Companies or any other Person (other than the Transferred Companies) which is or has ever been affiliated with any of the Transferred Companies or with whom any of the Transferred Companies otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, group, unitary or aggregate Tax Return, prior to the Closing Date;

(l)   any payments required to be made after the Closing Date to any Person that is not a SET Company under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which any of the SET Companies are obligated, or were a party, on or prior to the Closing Date;

(m)   any income Taxes or withholding taxes with respect to income resulting from the conversion of the entities (or failure to convert such entities) listed on Schedule 7.12(c) to entities eligible to elect to be an entity disregarded as separate from its owner within the meaning of sections 301.7701-1, 301.7701-2, and 301.7701-3 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code;

(n)   any Tax to which RBS or its subsidiaries is charged or subjected in respect of distribution(s) by the SET Companies of its fifty-one percent (51%) share of any previously undistributed profits earned, accrued or arising on or before the Closing Date as reflected in the balance sheets of the SET Companies used for preparing the Closing Balance Sheet; provided, however, that (x) any Tax for which an indemnity is provided pursuant to this Section 9.2(n) shall be netted against any tax credits or other Tax benefit (including for these purposes any eligible unrelieved foreign tax that arises to RBS as a direct result of the distribution of such profits and which RBS actually utilizes) and (y) RBS and Sempra shall use commercially reasonable efforts and shall reasonably cooperate to defer the distribution of such profits until RBS has determined, in its sole judgment exercised in good faith, that it will not incur a Tax cost as a result of such distribution; provided, further, that such deferral shall in no event extend for a period longer than forty-eight (48) months; or

(o)   if, as a result of a "determination" under Section 1313(a) of the Code or other Legal Requirement which effects a change in the allocations of Partnership Net Income and Partnership Net Loss of the Partnership solely as between Sempra Global and SETI, RBS or the Partnership incurs a Tax, Sempra Energy or the relevant Sempra Affiliates that are members of the Partnership, as appropriate, will pay to RBS or the Partnership, as the case may be, an amount equal to such Tax. RBS shall provide notice to the Sempra Members of a claim under this provision within 30 days of receiving written information from a Governmental Body that such a claim is being asserted pursuant to the provisions of Section 9.7 of this Agreement and the provisions of Section 9.7 shall govern the administration of such claim; provided, however, that neither Sempra nor any Sempra Member shall be obligated to make a payment under this Section 9.2(o) to the extent the Tax incurred by RBS or the Partnership is related to or caused by Section 482 of the Code, or other transfer pricing or similar provisions of similar laws.

Section 9.3.   Indemnification and Reimbursement by RBS. Subject to the limitations set forth in Section 9.4, RBS will indemnify and hold harmless Sempra Energy and its Subsidiaries, and each of their members, officers, agents, employees and other Representatives (collectively, the "Section 9.3 Indemnified Persons" and, together with the Section 9.2 Indemnified Persons, the "Indemnified Persons") from and against any Out of Pocket and Tax Damages, including any Out of Pocket and Tax Damages to the Partnership and its Subsidiaries, but excluding, with respect to clause (a) only, De Minimis Damages, relating to:

(a)   any breach of any representation or warranty made by RBS in Article IV of this Agreement;

(b)   any material breach of or failure to perform or comply with, any covenant or obligation of RBS in this Agreement; or

(c)   any failure to perform or comply with its obligations under the indemnity agreement attached hereto as Exhibit C.

Section 9.4.   Limitations; Exclusive Remedy.

(a)   Sempra Energy shall have no liability with respect to claims under Section 9.2(a), or claims under Section 9.2(b) based on a breach of or failure to perform or comply with any covenant or agreement of Sempra Energy in Section 7.1, until the total of all Out of Pocket and Tax Damages other than De Minimis Damages with respect to such matters exceeds fifty million dollars ($50,000,000) and then only for the amount by which such Out of Pocket and Tax Damages (other than De Minimis Damages) exceed twenty-five million dollars ($25,000,000); provided that such limitations shall not apply to claims for any breach of the representations or warranties in Section 3.6(c)(ix). Sempra Energy shall have no liability with respect to claims under Section 9.2(f) upon satisfaction or achievement by the SET Companies or their applicable Subsidiaries and Affiliates of the Tritton Performance Levels. In no event shall Sempra Energy's liability for indemnification under Sections 9.2(a), (b) and (d) exceed $1 billion; provided that such limitations shall not apply to claims for any breach of the representations or warranties in Section 3.6(c)(ix). Sempra Energy will have liability under Section 9.2(a) and Section 9.2(b), only if Sempra Energy receives notice of any claim for Out of Pocket and Tax Damages from the

Indemnified Person, specifying the factual basis of the claim in reasonable detail and specifying the amount claimed, within the applicable survival period as defined in Section 9.1 or with respect to Section 7.1 within eighteen (18) months after the Closing Date. Sempra Energy will have liability under Section 9.2(d) only if Sempra Energy receives notice of any claim for Out of Pocket and Tax Damages from the Indemnified Person, specifying the factual basis of the claim in reasonable detail and specifying the amount claimed, on or before the date that is three years from the Closing Date.

(b)   RBS shall have no liability with respect to claims under Section 9.3(a) until the total of all Out of Pocket and Tax Damages other than De Minimis Damages with respect to such matters exceeds fifty million dollars ($50,000,000) and then only for the amount by which such Out of Pocket and Tax Damages (other than De Minimis Damages) exceed twenty-five million dollars ($25,000,000). In no event shall RBS' liability for indemnification under Section 9.3(a) exceed $1 billion. RBS will have liability under Section 9.3(a) only if RBS receives notice of any claim for Out of Pocket and Tax Damages from the Indemnified Person, specifying the factual basis of the claim in reasonable detail and specifying the amount claimed, within the applicable survival period as defined in Section 9.1.

(c)   Solely for purposes of calculating Out of Pocket and Tax Damages for which an indemnity obligation arises under this Article IX with respect of any breach of any covenant or obligation, or any representation or warranty, contained in this Agreement, any express qualifications or limitations set forth in such covenant or obligation, or representation or warranty, as to materiality or "Material Adverse Effect" contained therein shall be disregarded.

(d)   Notwithstanding anything herein to the contrary, no Indemnified Person shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such person or its affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Related Agreement.

(e)   Except in the case of fraud, the exclusive remedy for any Indemnified Person for Out of Pocket and Tax Damages or other monetary damages arising from a breach of this Agreement shall be the indemnification provided under this Article IX. There shall be no remedy at law for De Minimis Damages arising out of the events or circumstances described in Sections 9.2(a), 9.2(d), and 9.3(a).

(f)   In no event shall Out of Pocket and Tax Damages be subject to indemnification under Section 9.2 or 9.3 to the extent such Out of Pocket and Tax Damages were included as liabilities (including any reserve) in the Final Balance Sheet; provided that any Out of Pocket and Tax Damages in excess of the amounts so included as liabilities (including any reserve) in the Final Balance Sheet shall be subject to indemnification hereunder in accordance with and subject to the terms, conditions and limitations of this Article IX.

(g)   NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL AN INDEMNIFYING PERSON BE LIABLE FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES; provided, however, that if an Indemnified Person is held liable to a third party for any such Out of Pocket and Tax Damages and the applicable indemnifying party is obligated to indemnify such Indemnified Person for the matter that gave rise to such Out of Pocket and Tax Damages, then such indemnifying party shall be liable for, and obligated to reimburse such Indemnified Person for such Out of Pocket and Tax Damages.

Section 9.5. Third-Party Claims.

(a)   Promptly (and in any event within 30 days) after receipt by a Person entitled to indemnity under Section 9.2 or 9.3 of notice of the assertion of a Third-Party Claim against it or the Partnership, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (each, an "Indemnifying Person") of the assertion of such Third-Party Claim; provided, that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is actually and materially prejudiced by the Indemnified Person's failure to give such notice.

(b)   If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 9.5(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (x) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate, (y) greater than 50% of the Out of Pocket and Tax Damages are reasonably anticipated to be incurred by the Indemnified Person because such Out of Pocket and Tax Damages exceed the applicable maximum limit (if any) for indemnification contained in Section 9.4, or (z) material equitable or other non-monetary relief is sought from any Indemnified Person pursuant to such Third-Party Claim) to assume the defense of such Third-Party Claim. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (i) such assumption will, unless additional information at the time of the assumption emerges to change this conclusion, conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification (but no such assumption shall affect the applicability of any limit on indemnification contained in Section 9.4), and (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person's consent (which consent shall not be unreasonably withheld or delayed) unless (A) there is no finding or admission of any material violation of Legal Requirement and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person. The Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent if required pursuant to the immediately preceding sentence. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within twenty (20) days after the Indemnified Person's notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c)   With respect to any Third-Party Claim subject to indemnification under this Article IX: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person reasonably informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(d)   The provisions of this Section 9.5 shall not govern any Tax Claims, and the procedures set out in Section 9.7 shall govern for all Tax Claims (except as set forth in Section 9.7(b)).

Section 9.6.   Other Claims. A claim for indemnification to the extent not resulting from a Third-Party Claim may be asserted by notice to the Party from whom indemnification is sought and, unless disputed within 90 days after receipt by the Indemnifying Person of such notice, in which case the provisions of Section 10.5 shall apply thereto, shall be paid promptly after such notice.

Section 9.7.   Tax Provisions.

(a)   If a claim shall be made by any taxing authority, which, if successful, might result in an indemnity payment to an indemnified party pursuant to Section 9.2, then such indemnified party shall give notice to the indemnifying party in writing of such claim and of any counterclaim the indemnified party proposes to assert (a "Tax Claim"); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure.

(b)   (i) With respect to any Tax Claim relating to a Pre-Closing Tax Period or (ii) with respect to any other Tax Claim not included in clause (i) for which Sempra Energy is the Indemnifying Party (and for these purposes has, subject to any conditions, agreed to assume the defense of such Tax Claim (and such assumption will, unless additional information at the time of the assumption emerges to change this conclusion, conclusively establish for purposes of this Agreement that the claims made in that Tax Claim are within the scope of and subject to indemnification (but no such assumption shall affect the applicability of any limit on indemnification contained in Section 9.4))), Sempra Energy shall, solely at its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner; provided, that, with respect to Tax Claims described in Section 9.7(b)(ii) above, (x) Sempra Energy must regularly consult with, and accept the reasonable comments of, RBS relating to such Tax Claim and (y) Sempra Energy may not settle such Tax Claim without the consent of RBS, such consent not to be unreasonably withheld, other than, with respect to both (x) and (y), any Tax Claim, any issue arising from any Tax Claim or any settlement of a Tax Claim where the Tax Claim, issue, or settlement does not, and would not be reasonably expected to, materially impact the Taxes, Tax refunds, claims or assessments, or Tax accounting or reporting of the Partnership, the SET Business or the SET Companies, in each case solely for a taxable period that begins on or after the Closing Date or for the portion of a Straddle Period that begins on or after the Closing Date.

(c)   The Partnership shall control all proceedings with respect to any Tax Claim relating to Taxes of the SET Companies for any Straddle Period (other than Tax Claims to which Section 9.7(b) is applicable). The Sempra Parties shall have no right to participate in the conduct of any such proceeding, other than as set forth in the LLP Agreement.

(d)   The Partnership shall control all proceedings with respect to any Tax Claim relating to a taxable period or portion thereof beginning after the Closing Date (other than Tax Claims to which Section 9.7(b) is applicable). Sempra Energy shall have no right to participate in the conduct of any such proceedings, other than as set forth in the LLP Agreement.

(e)   This Section 9.7, and not Section 9.5, shall govern the procedures for any Tax Claim.

(f)   The Parties agree to treat any payment made to the Partnership or its Subsidiaries pursuant to Section 9.8 as a capital contribution to the Partnership for all Tax purposes, unless otherwise required pursuant to a "determination" pursuant to Section 1313(a) of the Code. The Parties agree to treat any payment made pursuant to Section 9.8 to any entity other than the Partnership or any of its Subsidiaries as an adjustment to the amount paid to the Sempra Partners pursuant to Section 2.3(a) and an adjustment to the amount of cash contributed by RBS to the Partnership pursuant to Section 2.1(c) for all Tax purposes, unless otherwise required pursuant to a "determination" pursuant to Section 1313(a) of the Code.

Section 9.8.   Indemnification Payments; Netting Option.

(a)   Unless the Indemnifying Person makes an election pursuant to Section 9.8(b) to defer payment, with respect to any Out of Pocket and Tax Damages due and payable under Section 9.2 or Section 9.3 by any Indemnifying Person incurred directly by the Partnership or its Subsidiaries (as opposed to directly by RBS, Sempra Energy or their Subsidiaries, other than the Partnership and its Subsidiaries), such Indemnifying Person shall satisfy its payment obligations by paying the full amount of such Out of Pocket and Tax Damages to the Partnership. With respect to any Out of Pocket and Tax Damages due and payable under Section 9.2 or Section 9.3 by any Indemnifying Person incurred directly by RBS, Sempra Energy or their Subsidiaries, other than the Partnership and its Subsidiaries, such Indemnifying Person shall satisfy its payment obligations by paying the full amount of such Out of Pocket and Tax Damages directly to the applicable Indemnified Person.

(b)   With respect to any Out of Pocket and Tax Damages due and payable under Section 9.2 or Section 9.3 by any Indemnifying Person incurred directly by the Partnership or its Subsidiaries (as opposed to directly by RBS, Sempra Energy or their Subsidiaries, other than the Partnership and its Subsidiaries), at the option of the Indemnifying Person, such

Indemnifying Person may defer the immediate payment of such amounts to the Partnership to the extent that such amounts are reasonably expected to be set off in their entirety by the Partnership in accordance with Clause 7.3.1 or 7.3.2 of the LLP Agreement on the date of the next distribution of income (under the terms of the LLP Agreement) otherwise payable to such Indemnifying Person (or its affiliates that are partners of the Partnership, in the case of Sempra Energy) and paid to the Indemnified Person in accordance with the procedures set forth in the LLP Agreement.

ARTICLE X.
GENERAL PROVISIONS

Section 10.1. Expenses. Except as otherwise expressly provided in this Agreement, the Partnership shall bear all costs and expenses in connection with the preparation, negotiation and execution of this Agreement and the Related Agreements and the consummation of the Contemplated Transactions; provided that, to the extent that this Agreement is terminated prior to the Closing Date, Sempra Energy and its Subsidiaries on one hand and RBS and its Subsidiaries on the other hand shall each bear their own costs and expenses.

Section 10.2. Public Announcements and Confidentiality. None of the Parties nor their respective Subsidiaries or affiliates shall issue or cause the publication of this Agreement, any Related Agreement or any press release or other public announcement or communication with respect to the Contemplated Transactions without the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld or withdrawn, except to the extent a Party's counsel deems necessary or advisable in order to comply with the requirements of any Legal Requirement or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Party notice as is reasonably practicable of any required disclosure), shall limit such disclosure to the information required to comply with such Legal Requirement or regulations, and shall use reasonable efforts to accommodate any suggested changes to such disclosure from the other Party to the extent reasonably practicable.

Section 10.3. Tax Matters.

(a) For any Pre-Closing Tax Period of any Transferred Company, Sempra Energy shall prepare or cause to be prepared, and file or cause to be filed (in a manner consistent with past practices) with the appropriate taxing authorities all Tax Returns required to be filed, and shall pay all Taxes due with respect to such Tax Returns to the extent such returns relate to the Transferred Companies; provided, that Sempra Energy shall permit the Partnership to review and comment upon such Tax Returns, to the extent such Tax Returns relate to any Transferred Company, prior to the filing thereof, such comments to be considered in good faith by Sempra Energy.

(b) RBS and Sempra Energy shall cause the Partnership or the Transferred Companies, as applicable, to prepare (or cause to be prepared) and file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Transferred Companies

for taxable years or periods beginning after the Closing Date and shall cause the Partnership or the Transferred Companies, as applicable, to remit any Taxes due in respect of such Tax Returns.

(c)   For any Straddle Period of the Transferred Companies, RBS and Sempra Energy shall cause the Partnership or the Transferred Companies, as applicable, to timely prepare or cause to be prepared, and file or cause to be filed, all Tax Returns required to be filed and shall pay all Taxes due with respect to such Tax Returns; provided, that Sempra Energy shall reimburse the Partnership and RBS (in accordance with the procedures set forth in Sections 9.2 and 9.6) for any amount owed by Sempra Energy pursuant to Section 9.2(j) with respect to the taxable periods covered by such Tax Returns.

(d)   The SET Companies, Sempra Energy, and RBS shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon such other party's request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The SET Companies, Sempra Energy, and RBS agree (i) to retain all books and records with respect to Tax matters pertinent to the Transferred Company Interests relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by SET Companies, Sempra Energy, or RBS, as applicable, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give each other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other party so requests, the SET Companies or Sempra Energy, as the case may be, shall allow such other party to take possession of such books and records. Notwithstanding anything in this Section 10.3(d), Sempra Energy will only be required to deliver to the Partnership the portions of such books and records that relate to the SET Business or SET Companies and may redact any statements or other information on the portions of such books and records that do not relate to the SET Business or SET Companies. In addition to the foregoing, Sempra Energy also shall cooperate fully with RBS, as and to the extent reasonably requested by RBS, in connection with RBS's filing of its Tax Returns and any audits, litigation or other Proceeding with respect to RBS and its Taxes.

(e)   Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Partnership. Sempra Energy and RBS shall, and RBS and Sempra Energy shall cause the Partnership to, cooperate in timely making all filings, Tax Returns, reports and forms as may be required to comply with the provisions of such Tax Laws. For purposes of this Agreement, "Transfer Taxes" shall mean all transfer, stamp duty, stamp duty reserve tax, documentary, registration and other such taxes (including all applicable real estate transfer taxes).

(f)   (i) The amounts paid by the Partnership pursuant to clause (a) of Section 2.3 shall be allocated among the shares of the SET Companies acquired in accordance with the fair market value of such shares and, for United States federal income tax purposes, among the assets of the SET Companies in accordance with the fair market values of such assets to the extent the SET Companies are entities disregarded for United States federal income tax purposes. To the extent that any amount paid by the Partnership is allocated to goodwill, the Parties agree to allocate this goodwill to the assets and the business transferred by Sempra Global.

(ii)   As promptly as practicable after the Closing Date, but no later than ninety (90) days thereafter, RBS shall prepare and deliver (with assistance as requested from the Partnership) to Sempra Energy, an allocation schedule allocating all such amounts as provided herein (the "Proposed Allocation Schedule"). Sempra Energy will have twenty (20) Business Days following delivery of the Proposed Allocation Schedule during which to notify the Partnership and RBS in writing (an "Allocation Notice of Objection") of any objections to the Proposed Allocation Schedule, setting forth in reasonable detail the basis of its objections. In reviewing the Proposed Allocation Schedule, Sempra Energy shall be entitled to reasonable access to all relevant books, records and personnel of the SET Companies and its Representatives to the extent Sempra Energy reasonably requests such information and reasonable access to complete its review of the Proposed Allocation Schedule. If Sempra Energy fails to deliver an Allocation Notice of Objection in accordance with this Section 10.3(f)(ii), the Proposed Allocation Schedule shall be conclusive and binding on all Parties and shall become the "Final Allocation Schedule". If Sempra Energy submits an Allocation Notice of Objection, then (A) for twenty (20) Business Days after the date RBS receives the Allocation Notice of Objection, RBS and Sempra Energy will use their commercially reasonable efforts to agree on the allocations and (B) failing such agreement within twenty (20) Business Days of such notice, the matter will be resolved in accordance with Section 10.3(f)(iii).

(iii)   If RBS and Sempra Energy have not agreed on the Final Allocation Schedule within twenty (20) Business Days after delivery of an Allocation Notice of Objection, then RBS and Sempra Energy shall each have the right to deliver notice to the other Party (the "Allocation Dispute Notice") of its intent to refer the matter for resolution to the Accounting Expert. RBS and Sempra Energy will each deliver to the other and to the Accounting Expert a notice setting forth in reasonable detail their proposed allocations. Within thirty (30) Business Days after receipt thereof, the Accounting Expert will deliver the Final Allocation Schedule and provide a written description of the basis for its determination of the allocations therein; provided, that if the Accounting Expert requests a hearing before making a determination, such hearing shall be held within twenty (20) Business Days of the Parties' delivery of their respective proposed allocations and the delivery of the Final Allocation Schedule shall be made within ten (10) Business Days of such hearing. The fees and expenses of the Accounting Expert shall be apportioned among RBS and Sempra Energy as the Accounting Expert shall determine. Each Party will bear the costs of its own counsel, witnesses (if any) and employees.

(iv)   The Parties agree to act in accordance with the Final Allocation Schedule for all Tax purposes (including for purposes of the filing of any Tax Return). The Parties will revise the Final Allocation Schedule to the extent necessary to reflect any payment made pursuant to Section 2.6(e). In the case of any such payment, RBS shall prepare and deliver (with assistance as requested from the Partnership) to Sempra Energy a revised

Final Allocation Schedule, and the parties hereto shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

Section 10.4. **Notices**. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment, or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Parties):

If to Sempra Energy:

Sempra Energy
101 Ash Street
San Diego, California 92101
Attention: Mark Snell, Chief Financial Officer
Telephone: (619) 696-4694
Facsimile: (619) 696-4611

With copies to:

Sempra Energy
101 Ash Street
San Diego, California 92101
Attention: Javade Chaudhri, General Counsel
Telephone: (619) 696-4641
Facsimile: (619) 696-6878

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Robert S. Risoleo
                  Joseph B. Frumkin
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

If to Sempra Global:

Sempra Global
101 Ash Street
San Diego, California 92101
Attention: Charles McMonagle, Chief Financial Officer

Telephone: (619) 696-4512
Facsimile: (619) 696-4577

With copies to:

   Sempra Global
   101 Ash Street
   San Diego, California 92101
   Attention: Kevin C. Sagara, General Counsel
   Telephone: (619) 696-4345
   Facsimile: (619) 696-4310

   Sullivan & Cromwell LLP
   125 Broad Street
   New York, New York 10004
   Attention: Robert S. Risoleo
            Joseph B. Frumkin
   Telephone: (212) 558-4000
   Facsimile: (212) 558-3588

If to SETI:

   RCS Management B.V.
   Olympic Plaza
   Fred. Roeskestraat 123
   1076 EE Amsterdam, the Netherlands
   Telephone: 31(0)20 6422415
   Facsimile: 31(0)20 5771170
   Attention: Andre G.M. Nagelmaker, Managing Director B

With a copy to:

   Sempra Energy
   101 Ash Street
   San Diego, California 92101
   Attention: Javade Chaudhri, General Counsel
   Telephone: (619) 696-4641
   Facsimile: (619) 696-6878

If to RBS:

   The Royal Bank of Scotland plc
   c/o RBS Greenwich Capital
   600 Steamboat Road
   Greenwich, Connecticut 06830
   Attention: Carol Mathis
   Telephone: (203) 618-2585
   Facsimile: (203) 422-4585

with copies to:

   The Royal Bank of Scotland plc
   c/o RBS Greenwich Capital
   600 Steamboat Road
   Greenwich, Connecticut 06830
   Attention: Sheldon Goldfarb
   Telephone: (203) 625-6065
   Facsimile: (203) 422-4065

   Simpson Thacher & Barlett
   425 Lexington Avenue
   New York, New York 10017
   Attention: John Walker
               Michael Nathan
   Telephone: (212) 455-2000
   Facsimile: (212) 455-2502

Section 10.5. Disputes.

        (a)   In the event of any disagreement, dispute, controversy or claim arising out of or relating to this Agreement (other than pursuant to Section 2.6 or 10.3(f) hereof), or the breach, termination or invalidity hereof, the Party asserting such disagreement, dispute, controversy or claim shall deliver notice thereof to the other Parties (a "Dispute Notice"), and the Parties shall use their reasonable best efforts (except to the extent a different standard is expressly provided for in this Agreement) to settle such disagreement, dispute, controversy or claim. To this effect, the Parties shall consult and negotiate with each other in good faith and, recognizing their mutual interest, attempt to reach a solution satisfactory to the Parties. If the Parties do not reach such a solution within a period of 60 days, then, upon notice by either Party to the others (an "Arbitration Demand"), all disagreements, disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity hereof shall be finally settled by arbitration in accordance with the International Dispute Resolution Procedures (the "AAA Rules") of the International Centre for Dispute Resolution of the American Arbitration Association (the "AAA"), subject to Section 10.5(g). Notwithstanding any provision of this Section 10.5, any disagreement, dispute, controversy or claim (i) relating to the

Proposed Final Book Value or Final Book Value shall be resolved exclusively in accordance with Section 2.6 hereof and (ii) relating to the Proposed Allocation Schedule or Final Allocation Schedule shall be resolved exclusively in accordance with Section 10.3(f) hereof.

(b)   Within 30 days of the delivery of an Arbitration Demand, the Sempra Parties, collectively, and RBS shall each simultaneously select one person to act as arbitrator, but if either the Sempra Parties or RBS shall fail to appoint an arbitrator within such period, the AAA shall appoint such arbitrator. The arbitrators chosen (or deemed to be chosen) by the Sempra Parties and RBS shall attempt to agree upon a third arbitrator, but if they fail to do so within 15 days after the appointment of the party-appointed arbitrators, then either the Sempra Parties or RBS may request that the AAA appoint the third arbitrator. The third arbitrator (however chosen) shall be a citizen of a country other than the United Kingdom or the United States and shall preside over the arbitration proceedings. Prior to the commencement of hearings, each of the arbitrators shall provide an oath or undertaking of impartiality.

(c)   The arbitration panel selected under Section 10.5(b) shall have full power to decide any disagreement, dispute, controversy or claim referred to in Section 10.5(a) as well as whether such disagreement, dispute, controversy or claim is within the scope of Section 10.5(a). All decisions of such panel shall be by majority vote. The decision of the arbitration panel shall be final and binding upon the Parties to the disagreement, dispute, controversy or claim, and judgment may be enforced upon the award in any court of competent jurisdiction.

(d)   The place of the arbitration shall be New York, New York, and the arbitration shall be conducted in the English language.

(e)   The arbitration panel may apportion the costs of arbitration in its award, as provided in the AAA Rules.

(f)   Any Party may apply to the arbitrator seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Any Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, prior to the constitution of the arbitration panel or pending the arbitration panel's determination of the merits of the controversy.

(g)   The International Bar Association Rules on the Taking of Evidence in International Commercial Arbitration ("IBA Rules") shall apply together with the AAA Rules, and where the IBA Rules are inconsistent with the AAA Rules, the IBA Rules shall prevail but solely as regards the presentation and reception of evidence. The arbitration panel provided for herein shall control any pre-hearing exchange of information, including, but not limited to, the right to require the Parties to exchange documents or make any Person subject to their control available for deposition or interview before the hearing. The Parties further agree that the Parties shall have the right in advance of any hearing to take the deposition of (i) any Person who is to be called as a witness in the arbitration and (ii) upon good cause being shown to the arbitration panel provided for herein, any Person under the control of a Party.

(h)   Each Party hereto irrevocably and unconditionally, with respect to enforcement of any final decision rendered by the arbitration panel under Section 10.5(c) and interim relief under Section 10.5(f):

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the State of New York and England;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 10.4;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction;

(v) agrees that equitable remedies in any action or proceeding referred to in this Section 10.5(h) will be acceptable and agrees that any Party shall be entitled to such remedy in respect of the enforcement of such Party's rights herein; and

(vi) except as set forth in connection with Third-Party Claims, waives to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 10.5 any special, exemplary, or punitive damages.

Section 10.6. Waiver; Remedies Cumulative. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 10.7. Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the Parties with respect to its subject matter (including any letter of intent between the Parties related to the subject matter of this Agreement) and constitutes (along with the Schedules, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter; provided, that this Section 10.7 shall not apply to any confidentiality agreement between the Parties related to the subject matter of this Agreement, which shall remain in full force and effect in accordance with its terms. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by all Parties.

Section 10.8. Assignments, Successors and no Third-Party Rights. No Party may, in whole or in part, assign any of its rights or interests or delegate any of its obligations under this Agreement without the prior written consent of both RBS and Sempra Energy, and any attempt to do so will be void; provided, that without prior written consent either RBS or Sempra Energy may assign any of its or its Subsidiaries' rights or interests or delegate any of its obligations under this Agreement to any Subsidiary so long as the assigning or delegating Party retains its obligations under this Agreement. Subject to the preceding sentence, and except as otherwise expressly provided in Sections 9.2 and 9.3, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.8.

Section 10.9. Severability. If any provision (or part thereof) of this Agreement is held illegal, invalid or unenforceable under any present or future Legal Requirement, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision (or part thereof) will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision (or part thereof) had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision (or part thereof) or by its severance herefrom.

Section 10.10. Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Articles," "Sections" and "Schedules" refer to the corresponding Articles, Sections and Schedules of this Agreement.

Section 10.11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

Section 10.12. Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

Section 10.13. **Specific Performance**. Without intending to limit the remedies available to the Parties hereunder, each Party acknowledges that a breach of, conflict with, or failure to perform or comply with, any of the covenants contained in this Agreement may result in material irreparable injury to the other Party or its Affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, to the fullest extent permitted by any Legal Requirement, each Party shall be entitled to seek a temporary restraining order and/or a preliminary or permanent injunction restraining the activities prohibited hereby or such other relief as may be required to specifically enforce any of the covenants contained herein, and to the fullest extent permitted by law, such Party agrees not to oppose the granting of such injunctive relief on the basis that monetary damages are an adequate remedy. Each Party hereby agrees and consents that such injunctive relief may be sought in the courts in the State of New York, or in any other court having competent jurisdiction.

Section 10.14. **Netting and Set-Off on the Closing Date**. With respect to payments due on the Closing Date with respect to Formation and Closing only, each of the Parties and the Partnership may net and set off any payment due from it to another Person (including the Partnership) from and against any payment due to it at the same time and in the same currency from such Person.

Section 10.15. **Gross-up**. Where any payment is made (including by way of set off) to a Party under this Agreement pursuant to an indemnity, compensation or reimbursement provision and that sum is subject to a charge to Tax in the hands of the recipient, the sum payable shall be increased to such sum as will ensure that after payment of such Tax (and after giving credit for any tax relief received by or available to the recipient in respect of the matter giving rise to the payment) the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Tax; provided, however, that this Section shall not apply to any payments to the Sempra Parties under Article II.

Section 10.16. **Reimbursement**. Where any sum constituting an indemnity, compensation or reimbursement to any Party is paid to a person other than the Party but is treated as taxable in the hands of the Party, the payer shall promptly pay to the Party such sum as shall reimburse the Party for all Tax suffered by it in respect of the payment (after giving credit for any tax relief received by or available to the Party in respect of the matter giving rise to the payment).

Section 10.17. **Indemnity**. Where under the terms of this Agreement one Party is liable to indemnify or reimburse another Party in respect of any costs, charges or expenses, the payment shall include in addition thereto an amount equal to any VAT chargeable on the supply to which the relevant costs, charges or expenses related and not otherwise recoverable by the other Party, subject to that Party using all reasonable endeavors to recover such amount of VAT as may be practicable.

Section 10.18. VAT. If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then in addition to that payment the payer shall pay an amount equal to the VAT chargeable on that supply.

IN WITNESS WHEREOF, the Parties have executed this Agreement, all as of the date first above written.

SEMPRA ENERGY

By: /S/ Mark A. Snell
    Name: Mark A. Snell
    Title: Executive Vice President and
    Chief Financial Officer

SEMPRA GLOBAL

By: /S/ Mark A. Snell
    Name: Mark A. Snell
    Title: President

SEMPRA ENERGY TRADING
INTERNATIONAL, B.V.

By: /S/ Joseph Allan Householder
    Mr. Joseph Allan Householder
    Title: Managing Director A

By: /S/ Andreas Gerardus Maria Nagelmaker
    Mr. Andreas Gerardus Maria Nagelmaker
    Title: Managing Director B

THE ROYAL BANK OF SCOTLAND PLC

By: /S/ Mr. J. A. N. Cameron
    Name: Mr. J. A. N. Cameron
    Title: Director, Chief Executive, Corporate
    Markets